
EQUITY RESIDENTIAL


07052108



Dear Equity Residential,

Thank you for creating an enchanting place to live that I am proud to call home...



2006 ANNUAL REPORT

















The Prime - Arlington, VA
77 Hudson - Jersey City, NJ

Promenade at Town Center - Valencia, CA
The Wimberly - Dallas, TX
Grandeville at River Place - Orlando, FL

La Mirage - San Diego, CA
Church Corner - Cambridge, MA
The Savoy - Denver, CO



















Longwood - Atlanta, GA
Harbor Steps - Seattle, WA
Sabal Palm at Boot Ranch - Palm Harbor, FL

The Landings at Port Imperial - West New York, NJ
Eastbridge - Dallas, TX
71 Broadway - New York, NY

The Palms - Phoenix, AZ
Gables Grand Plaza - Coral Gables, FL
Concord Center - Concord, CA

...We researched a lot of places before deciding to visit any properties...

Our 2006 annual report features some of Equity Residential's 5,200 employees whose skills, performance and commitment make Equity Residential a great place to live, work and invest.

Just ask Janice Ward, a resident who wrote us about her Equity experience.















CARLYLE MILL



Equity Residential is a real estate investment trust that continues the multifamily real estate business founded by Samuel Zell in 1969. The company, which was taken public in August 1993, is listed on the New York Stock Exchange and is a member of the S&P 500.

As of December 31, 2006, Equity Residential owned or had an interest in 617 properties, with a total of 165,716 apartment units, in 25 states and the District of Columbia. The company has approximately 5,200 employees.

2400 M – Washington, DC
Missions at Sunbow – Chula Vista, CA
Carlyle Mill – Alexandria, VA

St. Andrews at Winston Park – Coconut Creek, FL
Clarendon Centre – Washington, DC

The Olympus – Seattle, WA
Country Gables – Beaverton, OR
Longview – Waltham, MA


...Shola, the assistant manager, listened to our needs the first day we met her, and she found us the perfect apartment...

Comments like those from resident Janice Ward start with the right properties—and a great team. Over the past seven years, we have concentrated our properties in about 20 of the urban areas where people most want to live and work. We have applied new technology to make our properties easier to find, select and lease. Well-trained, highly engaged employees, like assistant property manager Shola Onatolu, work together to provide the service residents expect. And occupancy rates, renewal rates and rents are all on the rise.

Shola Onatolu
Assistant Property Manager

Heather Starck
Senior Pricing Analyst

Rick Blair
Assistant Vice President
Interactive Marketing



With a high-tech job base and a population that is both younger and more affluent than the national average, Seattle is one of the most attractive rental markets in the country. We currently own 48 properties in the Seattle area, including The Olympus in downtown Seattle (above), a 328-unit development that we opened in 2002.



Nate Kazlauskas
Regional Facilities Manager

Javier Rivera
Maintenance Technician

We're at home in South Florida. With higher than average household formation and population growth, the area remains a favorite destination for the growing ranks of retirees looking for a first or second home. We own nearly 10,000 apartment units in South Florida, including the 562 found at St. Andrews in Winston Park (above), which we purchased in 2002.


"...I am soaking up the lovely atmosphere that has been created inside and outside of our apartment...

Superior service builds strong relationships, right from the start. Because exceptional move-ins help to create long-term residents, we track each resident's initial experience. Each apartment is certified for quality before residents move in, and backed by a 100% resident satisfaction guarantee. Our new EMC 365 Excellence in Maintenance and Customer Service program provides comprehensive performance standards for all maintenance services. Regional facilities managers help to develop and implement the best practices across our properties—and make each stand out.

Traci Allen
Regional Education Director

Lonna Torchia
Regional Manager

Chris Monson
Property Manager



A large, diverse economy, a growing population, including a growing immigrant population, and high single-family home prices strengthen the demand for apartments in Southern California. Home ownership costs are among the highest in the country, accounting for more than 75% of the median family income, while rental costs only account for about one-third of that amount. We own 18,500 apartment units in Southern California, including The Reserve at Empire Lakes in Rancho Cucamonga, California (above), a 467-unit property we acquired in 2005.


...Chris, the property
manager, is an
absolute joy. He
is personable,
hilarious, and easy
to work with...

Equity's residents value our people. So do we. A stock ownership and profit sharing plan that extends to the property level encourages employees to think like owners—and to share in our success. And we provide all of the tools they need to achieve it. On-site property managers like Chris Monson benefit from award-winning training on every aspect of property management, as well as formal leadership development programs. New enterprise-wide operating systems help them work more productively and focus on resident service.


...We plan on staying here until we purchase our own place in the area...

We want residents to come—and stay. So we focus on markets where the cost of single family homes is high and renting is a way of life. We have the reputation, capital resources and experience required to complete large acquisitions, and with $1.2 billion in assets under construction, we are one of the leading apartment developers in the country. National purchasing agreements for appliances, floor coverings, services, and supplies make the most of our purchasing power and help us keep our properties attractive and up-to-date.



Overlooking the New York skyline, The Pier in Jersey City (above) is a 297-unit development completed in 2003. We are one of the largest apartment companies in the New York Metro market and own more than 5,000 apartment units in the area, which has a strong economic base, high apartment occupancy rates and rental growth, and high barriers to new development.

Steve Kowal
First Vice President, Construction Services

Megumi Brod
Vice President, Development

Reggie Samuel
Director, Acquisitions


...Between the extremely friendly property management team, the quiet, beautiful and plush surroundings, and the apartment itself, we could not be happier with our choice to live here.

To Our Shareholders:

It's a great time to be with Equity Residential, for our shareholders, residents, and employees.

Our *shareholders* are benefiting from the strongest apartment fundamentals we have seen in the past five years. We have made the most of it, producing some of the best operating results in our history. Total revenues rose by $300 million to $2 billion in 2006. Earnings per share increased to $3.50 compared to $2.79 in 2005. We increased our dividend by 4.5%, to $1.85 per share. Although special charges reduced funds from operations to $2.27 per share, with a total shareholder return of approximately 35%, we continued to outperform major indices, just as we have for the past three, five and ten-year periods.

Our *residents* found more of our apartments in the areas where they want to live—major cities, typically located in coastal areas, that offer good employment opportunities and a vibrant, urban lifestyle. And more than ever, we are serving customers as they want to be served by making it easier for them to find, lease and live in one of our apartments—and to stay longer, too.

Our *employees* are finding new opportunities to engage their talents, creativity, and ambition. We have enhanced our award-winning training programs, refined pay and performance systems, and introduced new career development tools. What's more, we share the same objectives and values, so even as we transformed our portfolio and operations, we achieved the highest employee engagement scores in our history, significantly above national averages.

Total returns outperform major indices and provide positive returns through all cycles

Annualized total returns through December 31, 2006



40%
35%
30%
25%
20%
15%
10%
5%
0%
1-Year
10.42
15.84
19.10
34.75
3-Year
7.16
10.44
8.44
25.53
5-Year
4.99
6.19
6.81
18.25
10-Year
6.95
8.42
8.93
15.89
Since IPO (8/93)
9.24
10.75
11.97
16.76
NASDAQ
S&P 500
Dow Jones
Equity Residential

Equity Residential Portfolio
As of December 31, 2006



Job Growth and Household Formation

Our core markets enjoy higher than average job growth and household formation.

- National Average
- EQR Key Markets

2000–2005



JOB GROWTH
HOUSEHOLD FORMATION
1.4%
2.2%
5.1%
8.1%

2005–2010



JOB GROWTH
HOUSEHOLD FORMATION
6.6%
9.9%
6.3%
9.1%

Source: economy.com

TRANSFORMING OUR PORTFOLIO

The success—and excitement—we're experiencing today begins with the progress we have made in implementing our long-term strategy of transforming our portfolio. Since 2000, we have sold more than $8.0 billion in assets, typically in smaller, second-tier markets. We have acquired $8.0 billion in assets in about 20 core markets, cities that share our target characteristics of high barriers to entry, higher than average job growth, large renter populations, an attractive quality of life, and high single-family home costs.

Shifting our capital into high barrier-to-entry markets has increased the value of our portfolio. Rental rates are higher—an average of $1,100 per month, compared to $900 in 2004—vacancy rates are lower, and turnover is reduced. Investing in fewer markets also enables us to streamline our management and reduce costs.

We continued the transformation of our portfolio in 2006, selling 335 properties with 39,608 units for $2.26 billion, while acquiring 35 properties, with 8,768 units, for $1.75 billion. By far the single largest transaction was the $1.09 billion sale of our Lexford Division, which owned 289 ranch-style apartment properties in the Midwest and South. Just as we purchased Lexford at an opportune time—in 1999—we sold it at a good time as well, generating an unleveraged internal rate of return of 15%.

More than ever before, we are focusing on increasing our development activity. We currently have about $1.2 billion in assets under construction, divided almost equally between joint venture projects and those managed by our growing in-house development team. Using both approaches offers the best of two worlds. Joint ventures bring opportunities we may not have otherwise seen and allow us to leverage our partners' expertise and contacts. At the same time, managing projects in-house provides for greater control of the process and a larger share of potential profits. We plan to increase the percentage of in-house development projects we undertake in the future.

In acquisitions and development, we are distinguished not only by the volume of transactions we are involved in, but also by our reputation and approach. Sellers often come to us "off market," bypassing other potential buyers because we have the skills and financial capacity to handle complex transactions, and we're known for

Investment Return

(dollars in thousands, assumes dividend reinvestment)



$90
$80
$70
$60
$50
$40
$30
$20
$10
93 94 95 96 97 98 99 00 01 02 03 04 05 06

$10,000 invested in Equity Residential stock in 1993 was worth $86,000 on December 31, 2006.

doing what we say. We have proven our ability to succeed in high barrier-to-entry markets—our new development at our Charles River Park property, for example, is the first new construction in Boston's West End in 30 years.

As we've said before, we are opportunistic investors. We are not attached to any of our properties. Our commitment is to maximize returns on invested capital and, as conditions change, we adapt. One example is our condominium conversion business, which was hit by the decline in the for-sale housing market in 2006. While we still believe in the long-term viability of that business, we moved quickly to size our operations to current demand. We also have acquired several projects planned as condominium conversions and will return them to rental apartments.

TRANSFORMING OUR OPERATIONS

While transforming our portfolio, we also have transformed our operations with new technologies and systems that enable us to manage properties more efficiently and operate at a higher level. A new automated pricing system, which sets the rent for each apartment daily, takes the guesswork out of balancing rates and inventories, and is lifting revenues. A new enterprise-wide operating platform gives us new ways to monitor—and improve—our operations and our service. Launched in mid-2006, a new e-procurement system provides an online catalog for all the appliances, equipment and supplies used by each property to help standardize operations and maximize our purchasing power. It's one of several procurement initiatives that produced $14 million in savings in 2006.

Technology also has transformed the way we serve customers, beginning with how our apartment communities are marketed. At any given time, more than 10 million people are using the internet to look for apartments, and we are making sure they find us there. We have substantially increased internet advertising, which delivers results at a fraction of the cost of conventional print media. Prospective customers can now see the specific apartments that are currently available, and we will offer customers the convenience of completing lease applications online.

We're improving our service—and our results—in other ways, too. Calls once answered at the property level now go to our nationwide call center, which has information on all of the apartments available in a given market, so we can cross-sell our properties and offer more choices to customers.

When move-in day comes, it is going better than ever before. Our research shows that first impressions last. With this in mind, perfect move-ins have become a major focus in both our training and our new reporting systems. We are measuring the number of service calls received from customers in their first 30 days with us—and how quickly they are answered—and we are rewarding employees for improving these scores.

People Turning 18 Each Year
(in millions)

Each year 3.5 to 4.0 million people turn 18, and the 18 to 29-year-old cohort has a 60% to 70% propensity to rent.


4.20
3.95
3.70
3.45
3.20
98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16

Source: National Center for Health Statistics

Demand for Rental Housing


31%
34 Million
Renter
Households
69%
Owner
Households

Source: U.S. Census Bureau

Our service—and our success—depends on our people. While we have changed much about our business, we have never forgotten that Equity's employees are the cornerstone of our performance. We continue to provide the structure, training and support they need to achieve their best. For the sixth year in a row we were named a "Top 100" company for workforce education by both *Training* magazine and the American Society of Training and Development. In 2006, we conducted close to 35,000 student training sessions on subjects ranging from compensation to exceptional make-readies. A new performance management website helps to facilitate candid two-way conversations about compensation. A new career development website provides employees with a one-stop source for information on career opportunities. And as we expand into larger urban markets, the opportunities continue to grow. Employees have responded with pride and commitment. In our 2006 engagement survey, 89% of employees said they are proud to work at Equity. Our engagement score of 83% is well above national averages.

THE TRANSFORMATION CONTINUES

We have the portfolio, the plans and, most of all, the people required to continue our growth, and virtually all of the long-term trends are positive.

Each year, nearly 4 million "echo boomers," those born between 1982 and 1995, turn 18 and enter their prime years for renting an apartment. At the same time, many newly retired baby boomers are moving into cities for the amenities and lifestyle they offer. That's not all. Strong job growth, high single-family home prices in many of the most attractive markets, the removal of apartment inventory through condominium conversions, and little new apartment construction all work to reduce supply and increase demand.

More than ever, we are in the right places, at the right time. Our key markets have higher than average household formation and job growth, and larger than average renter populations, since high prices often put home ownership out of reach. And with most of our properties located along the coasts or in the Sunbelt, we are in many of the most desirable markets in the country, including New York City, Southern California, Washington D.C., South Florida, the San Francisco Bay Area, and Seattle.

We are going to stick with our game plan. Today, we earn about 65% of our income from high barrier-to-entry markets, compared to about 35% in 2000. As we continue to transform our portfolio, that percentage will increase even more. This year we will finish exiting the Midwest and some smaller, secondary markets, concentrating our assets in markets that promise the best total returns. At the same time, we will continue to improve the portfolio by refining the mix of properties in each



We have the portfolio, the plans and, most of all, the people required to continue our growth...

core market. We have the operating capacity, the balance sheet and the appetite to complete large acquisitions, step up development activity and respond quickly to emerging opportunities. What's more, as recently acquired and developed properties begin to appear in same-store sales figures, we will see a measurable increase in financial performance.

The new systems that we have installed will also begin to have an impact on results. All of our properties are now on our new pricing system. Improved customer service will help boost renewal rates, and we will continue to expand our use of the internet, allowing our customers to make service requests and lease payments online. We will continue to develop a workforce that welcomes change and opportunity. For all of us who have a stake in Equity Residential, the best is yet to come.

Samuel Zell
Chairman of the Board of Trustees

David J. Neithercut
President and Chief Executive Officer

Selected Financial Data

(Financial information in thousands except for per share and property data)

Year Ended December 31,	2006	2005	2004	2003	2002
Operating Data:					
Total revenues from continuing operations	$ 1,990,436	$ 1,682,658	$ 1,493,927	$ 1,330,804	$ 1,301,856
Interest and other income	$ 31,131	$ 68,399	$ 8,765	$ 15,581	$ 13,947
Income from continuing operations, net of minority interests	$ 100,532	$ 147,323	$ 88,778	$ 98,966	$ 104,689
Discontinued operations, net of minority interests	$ 972,312	$ 714,470	$ 383,551	$ 424,345	$ 296,088
Net income	$ 1,072,844	$ 861,793	$ 472,329	$ 523,311	$ 400,777
Net income available to Common Shares	$ 1,031,766	$ 807,792	$ 418,583	$ 426,639	$ 324,162
Earnings per share – basic:					
Income from continuing operations available to Common Shares	$ 0.21	$ 0.33	$ 0.13	$ 0.01	$ 0.10
Net income available to Common Shares	$ 3.56	$ 2.83	$ 1.50	$ 1.57	$ 1.19
Weighted average Common Shares outstanding	290,019	285,760	279,744	272,337	271,974
Earnings per share – diluted:					
Income from continuing operations available to Common Shares	$ 0.20	$ 0.32	$ 0.12	$ 0.01	$ 0.10
Net income available to Common Shares	$ 3.50	$ 2.79	$ 1.48	$ 1.55	$ 1.18
Weighted average Common Shares outstanding	315,579	310,785	303,871	297,041	297,969
Distributions declared per Common Share outstanding	$ 1.79	$ 1.74	$ 1.73	$ 1.73	$ 1.73
Balance Sheet Data (at end of period):					
Real estate, before accumulated depreciation	$ 17,235,175	$ 16,590,370	$ 14,852,621	$ 12,874,379	$ 13,046,263
Real estate, after accumulated depreciation	$ 14,212,695	$ 13,702,230	$ 12,252,794	$ 10,578,366	$ 10,934,246
Total assets	$ 15,062,219	$ 14,108,751	$ 12,656,306	$ 11,477,917	$ 11,822,005
Total debt	$ 8,057,656	$ 7,591,073	$ 6,459,806	$ 5,360,489	$ 5,523,699
Minority Interests	$ 411,459	$ 422,183	$ 535,582	$ 600,929	$ 611,303
Shareholders' equity	$ 5,884,222	$ 5,395,340	$ 5,072,528	$ 5,015,441	$ 5,197,123
Other Data:					
Total properties (at end of period)	617	926	939	968	1,039
Total apartment units (at end of period)	165,716	197,404	200,149	207,506	223,591
Funds from operations available to Common Shares and OP Units – basic[1][2]	$ 716,143	$ 784,625	$ 651,741	$ 640,390	$ 719,265
Cash flow provided by (used for):					
Operating activities	$ 755,466	$ 698,531	$ 707,061	$ 744,319	$ 888,263
Investing activities	$ (259,472)	$ (592,201)	$ (555,279)	$ 334,028	$ (48,622)
Financing activities	$ (324,545)	$ (101,007)	$ (117,856)	$ (1,058,643)	$ (861,369)

[1] The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property. See Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of net income to FFO.

[2] The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company, because it is a recognized measure of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help compare the operating performance of a company's real estate between periods or as compared to different companies. FFO in and of itself does not represent net income or net cash flows from operating activities in accordance with GAAP. Therefore, FFO should not be exclusively considered as an alternative to net income or to net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.

Photography by Chris Jacobs





EQUITY RESIDENTIAL

2006 FINANCIAL REPORT

Dear Equity Residential Shareholder,

We are pleased to present our 2006 financial report. Equity Residential, a Maryland real estate investment trust ("REIT") formed in March 1993, is an S&P 500 Company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets. EQR has elected to be taxed as a REIT.

Equity Residential is one of the largest publicly traded real estate companies and is the largest publicly traded owner of multifamily properties (based on the aggregate market value of its outstanding Common Shares, the number of apartment units wholly owned and total revenues earned). Our corporate headquarters are located in Chicago, Illinois.

We want you to be aware that Equity Residential is doing the utmost to clearly present its financial performance results to you, our investors. We trust this financial report accomplishes that goal.

Two North Riverside Plaza
Chicago, Illinois 60606

TABLE OF CONTENTS

	Page
Management's Discussion and Analysis of Financial Condition and Results of Operations:	
Overview	1
Results of Operations	2
Liquidity and Capital Resources	7
Off-Balance Sheet Arrangements and Contractual Obligations	14
Critical Accounting Policies and Estimates	14
Funds From Operations	16
Quantitative and Qualitative Disclosures about Market Risk	17
Controls and Procedures:	
Evaluation of Disclosure Controls and Procedures	19
Management's Report on Internal Control over Financial Reporting	19
Changes in Internal Control over Financial Reporting	19
Consolidated Balance Sheets as of December 31, 2006 and 2005	20
Consolidated Statements of Operations for the Years Ended December 31, 2006, 2005 and 2004	21
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	23
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2006, 2005 and 2004	26
Notes to Consolidated Financial Statements	28
Report of Independent Registered Public Accounting Firm	64
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	65

EQUITY RESIDENTIAL
Two North Riverside Plaza
Chicago, Illinois 60606

2006 FINANCIAL REPORT

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis of the results of operations and financial condition of the Company should be read in connection with the Consolidated Financial Statements and Notes thereto. Due to the Company's ability to control the Operating Partnership and its subsidiaries other than entities owning interests in the Partially Owned Properties - Unconsolidated and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary entity has been consolidated with the Company for financial reporting purposes. Capitalized terms used herein and not defined are as defined in the Notes to Consolidated Financial Statements.

Forward-looking statements in this report are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, projections and assumptions made by management. While the Company's management believes the assumptions underlying its forward-looking statements are reasonable, such information is inherently subject to uncertainties and may involve certain risks, which could cause actual results, performance, or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Many of these uncertainties and risks are difficult to predict and beyond management's control. Forward-looking statements are not guarantees of future performance, results or events. The Company assumes no obligation to update or supplement forward-looking statements because of subsequent events. Factors that might cause such differences include, but are not limited to, the following:

- We intend to actively acquire and develop multifamily properties for rental operations and/or conversion into condominiums, as well as upgrade and sell existing properties as individual condominiums. We may underestimate the costs necessary to bring an acquired or development property up to standards established for its intended market position. Additionally, we expect that other major real estate investors with significant capital will compete with us for attractive investment opportunities or may also develop properties in markets where we focus our development efforts. This competition may increase prices for multifamily properties or decrease the price at which we expect to sell individual properties. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms. We also plan to develop more properties ourselves in addition to co-investing with our development partners for either the rental or condominium market, depending on opportunities in each sub-market. This may increase the overall level of risk associated with our developments. The total number of development units, cost of development and estimated completion dates are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation.
- Sources of capital to the Company or labor and materials required for maintenance, repair, capital expenditure or development are more expensive than anticipated;
- Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction of multifamily housing, slow

employment growth, availability of low interest mortgages for single-family home buyers and the potential for geopolitical instability, all of which are beyond the Company's control; and
- Additional factors as discussed in Part I of the Annual Report on Form 10-K, particularly those under "Risk Factors".

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements and related uncertainties are also included in Notes 5 and 11 to the Notes to Consolidated Financial Statements in this report.

Results of Operations

In conjunction with our business objectives and operating strategy, the Company has continued to invest or recycle its capital investment in apartment properties located in strategically targeted markets during the years ended December 31, 2006 and December 31, 2005. In summary, we:

Year Ended December 31, 2006:

- Acquired $1.8 billion of apartment properties consisting of 35 properties and 8,768 units, and $134.4 million of land parcels, all of which we deem to be in our strategic targeted markets; and
- Sold $2.3 billion of apartment properties consisting of 335 properties and 39,608 units, as well as 1,069 condominium units for $216.0 million and $1.6 million of land parcels.

Year Ended December 31, 2005:

- Acquired $2.5 billion of apartment properties consisting of 41 properties and 12,059 units, and $138.3 million of land parcels, all of which we deem to be in our strategic targeted markets; and
- Sold $1.4 billion of apartment properties consisting of 50 properties and 12,848 units, as well as 2,241 condominium units for $593.3 million and five land parcels for $108.3 million.

On June 28, 2006, the Company announced that it agreed to sell its Lexford Housing Division for a cash purchase price of $1.086 billion. The sale closed on October 5, 2006. The Lexford Housing Division results are classified as discontinued operations, net of minority interests, in the consolidated statements of operations for all periods presented. The Company recorded a gain on sale of approximately $418.7 million on the sale of the Lexford Housing Division in the fourth quarter of 2006. In conjunction with the Lexford disposition, the Company paid off/extinguished $196.3 million of mortgage notes payable secured by the properties and incurred approximately $9.2 million in prepayment penalties upon extinguishment.

The Company's primary financial measure for evaluating each of its apartment communities is net operating income ("NOI"). NOI represents rental income less property and maintenance expense, real estate tax and insurance expense, and property management expense. The Company believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment communities.

Properties that the Company owned for all of both 2006 and 2005 (the "2006 Same Store Properties"), which represented 128,133 units, impacted the Company's results of operations. Properties that the Company owned for all of both 2005 and 2004 (the "2005 Same Store Properties"), which represented 154,854 units, also impacted the Company's results of operations. Both the 2006 Same Store Properties and 2005 Same Store Properties are discussed in the following paragraphs.

The Company's acquisition, disposition, completed development and consolidation of previously unconsolidated property and variable interest entity activities also impacted overall results of operations for

the years ended December 31, 2006 and 2005. The impacts of these activities are also discussed in greater detail in the following paragraphs.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

For the year ended December 31, 2006, income from continuing operations, net of minority interests, decreased by approximately $46.8 million when compared to the year ended December 31, 2005. The decrease in continuing operations is discussed below.

Revenues from the 2006 Same Store Properties increased $88.7 million primarily as a result of higher rental rates charged to residents. Expenses from the 2006 Same Store Properties increased $23.9 million primarily due to higher maintenance, payroll, utility costs and real estate taxes. The following tables provide comparative same store results and statistics for the 2006 Same Store Properties:

2006 vs. 2005
Year over Year Same-Store Results/Statistics
$ in Thousands (except for Average Rental Rate) – 128,133 Same-Store Units

	Results			Statistics		
Description	Revenues	Expenses	NOI	Average Rental Rate (1)	Occupancy	Turnover
2006	$ 1,612,529	$628,210	$984,319	$ 1,110	94.6%	(64.6%)
2005	$ 1,523,858	$604,318	$919,540	$ 1,050	94.6%	(65.5%)
Change	$ 88,671	$ 23,892	$ 64,779	$ 60	0.0%	0.9%
Change	5.8%	4.0%	7.0%	5.7%		

(1) Average rental rate is defined as total rental revenues divided by the weighted average occupied units for the period.

The following table presents a reconciliation of operating income per the consolidated statements of operations to NOI for the 2006 Same Store Properties.

	Year Ended December 31, 2006	Year Ended December 31, 2005
	(Amounts in thousands)	
Operating income	$ 513,143	$ 433,464
Adjustments:		
Non-same-store operating results	(173,863)	(22,851)
Fee and asset management revenue	(9,101)	(10,240)
Fee and asset management expense	8,934	8,555
Depreciation	562,739	439,594
General and administrative	48,465	70,405
Impairment	34,002	613
Same store NOI	$ 984,319	$ 919,540

For properties that the Company acquired prior to January 1, 2006 and expects to continue to own through December 31, 2007, the Company anticipates the following same store results for the full year ending December 31, 2007:

2007 Same-Store Assumptions	
Physical Occupancy	95.0%
Revenue Change	5.00% to 6.00%
Expense Change	3.50% to 4.50%
NOI Change	5.50% to 7.50%

These 2007 assumptions are based on current expectations and are forward-looking.

Non-same store operating results increased $151.0 million and consist primarily of properties acquired in calendar years 2006 and 2005 as well as our corporate housing business.

See also Note 20 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's segment disclosures.

Fee and asset management revenues, net of fee and asset management expenses decreased by $1.5 million primarily as a result of lower income earned from managing fewer properties for third parties and unconsolidated entities. As of December 31, 2006 and 2005, the Company managed 15,020 units and 16,269 units, respectively, for third parties and unconsolidated entities.

Property management expenses from continuing operations include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses increased by approximately $9.3 million or 10.7%. This increase is primarily attributable to higher overall payroll costs and higher overall computer and training costs specific to the Company's rollout of a new property management system.

Depreciation expense from continuing operations, which includes depreciation on non-real estate assets, increased $123.1 million primarily as a result of additional depreciation expense on newly acquired properties and capital expenditures for all properties owned.

General and administrative expenses, which include corporate operating expenses, decreased approximately $21.9 million between the periods under comparison. This decrease was primarily due to lower executive compensation expense due to severance costs for several executive officers incurred during the year ended December 31, 2005 and a $2.8 million reimbursement of legal expenses during the year ended December 31, 2006. The Company anticipates that general and administrative expenses will approximate $50.0 million to $52.0 million for the year ending December 31, 2007. The above assumption is based on current expectations and is forward-looking.

Impairment from continuing operations increased $33.4 million between periods under comparison. This increase was primarily due to an impairment charge on goodwill of $30.0 million related to the corporate housing business and $2.0 million related to the write-off of various deferred sales costs following the decision to halt the condominium conversion and sale process at five assets.

Interest and other income from continuing operations decreased by approximately $37.3 million, primarily as a result of the $57.1 million in cash received during the year ended December 31, 2005 for the Company's ownership interest in Rent.com, which was acquired by eBay, Inc. This was partially offset by the $3.7 million in additional proceeds for Rent.com, an increase in interest earned on tax deferred 1031 exchange proceeds from the Lexford disposition and $14.7 million of forfeited deposits for various terminated transactions received during the year ended December 31, 2006.

Interest expense from continuing operations, including amortization of deferred financing costs, increased approximately $67.4 million primarily as a result of higher variable interest rates and overall debt levels outstanding. During the year ended December 31, 2006, the Company capitalized interest costs of approximately $20.7 million as compared to $13.7 million for the year ended December 31, 2005. This capitalization of interest primarily relates to consolidated projects under development. The effective interest cost on all indebtedness for the year ended December 31, 2006 was 6.21% as compared to 6.16% for the year ended December 31, 2005.

Loss from investments in unconsolidated entities increased approximately $1.1 million between the periods under comparison. This increase is primarily the result of consolidating previously unconsolidated properties as of January 1, 2006 as the result of EITF Issue No. 04-5. See Note 4 in the Notes to Consolidated Financial Statements for further discussion.

Net gain on sales of unconsolidated entities decreased $1.0 million, due to increased unconsolidated sales during the year ended December 31, 2005.

Net gain on sales of land parcels decreased $27.5 million, due to a large gain recorded on the sale of one land parcel during the year ended December 31, 2005.

Discontinued operations, net of minority interests, increased approximately $257.8 million between the periods under comparison. This increase is primarily the result of lower real estate net book values for properties sold during the year ended December 31, 2006 as compared to the same period in 2005. See Note 13 in the Notes to Consolidated Financial Statements for further discussion.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

For the year ended December 31, 2005, income from continuing operations, net of minority interests, increased by approximately $58.5 million when compared to the year ended December 31, 2004. The increase in continuing operations is discussed below.

Revenues from the 2005 Same Store Properties increased $61.9 million primarily as a result of lower concessions provided residents and a slight increase in occupancy rates. Expenses from the 2005 Same Store Properties increased $36.2 million primarily due to higher payroll, utility costs and real estate taxes. The following tables provide comparative revenue, expense, NOI and weighted average occupancy for the 2005 Same Store Properties:

2005 vs. 2004
Year over Year Same-Store Results

$ in Thousands – 154,854 Same-Store Units

Description	Revenues	Expenses (1)	NOI
2005	$ 1,636,753	$ 678,199	$ 958,554
2004	$ 1,574,843	$ 641,980	$ 932,863
Change	$ 61,910	$ 36,219	$ 25,691
Change	3.9%	5.6%	2.8%

(1) Year 2005 expenses exclude $11.1 million of uninsured property damage caused by Hurricane Wilma. Year 2004 expenses exclude $15.2 million of uninsured property damage caused by Hurricanes Charley, Frances, Ivan and Jeanne.

Same-Store Occupancy Statistics	
Year 2005	94.1%
Year 2004	93.5%
Change	0.6%

Non-same store operating results increased $78.6 million and consist primarily of properties acquired in calendar years 2005 and 2004 as well as our corporate housing business.

Fee and asset management revenues, net of fee and asset management expenses, decreased by $1.5 million primarily as a result of lower income earned from Ft. Lewis and managing fewer properties for third parties and unconsolidated entities. As of December 31, 2005 and 2004, the Company managed 16,269 units and 17,988 units, respectively, for third parties and unconsolidated entities.

Property management expenses from continuing operations include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses increased by approximately $10.2 million or 13.3%. This increase is primarily attributable to higher overall payroll costs including bonuses, long-term compensation costs and an increase of the Company's match for employee 401(k) contributions.

Depreciation expense from continuing operations, which includes depreciation on non-real estate assets, increased $58.9 million primarily as a result of additional depreciation expense on newly acquired properties and capital expenditures for all properties involved.

General and administrative expenses, which include corporate operating expenses, increased approximately $23.3 million between the periods under comparison. This increase was primarily due to higher executive compensation expense due to severance costs of $9.8 million for several executive officers, $7.9 million of additional accruals specific to performance shares for selected executive officers and a $2.5 million profit sharing accrual paid in the first quarter of 2006.

Interest and other income from continuing operations increased approximately $59.6 million, primarily as a result of the $57.1 million in cash received for the Company's ownership interest in Rent.com, which was acquired by eBay, Inc.

Interest expense from continuing operations, including amortization of deferred financing costs, increased approximately $55.3 million primarily as a result of higher overall debt balances as well as higher variable interest rates. During the year ended December 31, 2005, the Company capitalized interest costs of approximately $13.7 million as compared to $14.0 million for the year ended December 31, 2004. This capitalization of interest primarily relates to consolidated projects under development. The effective interest cost on all indebtedness for the year ended December 31, 2005 was 6.16% as compared to 5.87% for the year ended December 31, 2004.

(Loss) income from investments in unconsolidated entities increased approximately $7.8 million between the periods under comparison. This increase is primarily the result of consolidation of properties that were previously unconsolidated in the first quarter of 2004.

Net gain on sales of unconsolidated entities decreased $3.3 million, primarily due to a decrease in the number of unconsolidated entities sold.

Net gain on sales of land parcels increased $24.8 million, primarily due to an increase in the number of land parcels sold and large gains recorded on two land parcels located in Tyson's Corner, Virginia.

Discontinued operations, net of minority interests, increased approximately $330.9 million between the periods under comparison. This increase is primarily the result of higher per unit sales prices and lower real estate net book values for properties sold during the year ended December 31, 2005 as compared to the same period in 2004 as well as higher condominium sales. The Company recognized $91.6 million and $32.1 million of net incremental gain on sales of condominium units (net of provision for income taxes) for the years ended December 31, 2005 and 2004, respectively.

Liquidity and Capital Resources

For the Year Ended December 31, 2006

As of January 1, 2006, the Company had approximately $88.8 million of cash and cash equivalents and $780.8 million available under its line of credit (net of $50.2 million which was restricted/dedicated to support letters of credit and not available for borrowing). After taking into effect the various transactions discussed in the following paragraphs and the net cash provided by operating activities, the Company's cash and cash equivalents balance at December 31, 2006 was approximately $260.3 million and the amount available on the Company's revolving credit facilities was $470.7 million (net of $69.3 million which was restricted/dedicated to support letters of credit and not available for borrowing).

During the year ended December 31, 2006, the Company generated proceeds from various transactions, which included the following:

- Disposed of 340 properties, various individual condominium units and two land parcels, receiving net proceeds of approximately $2.3 billion;
- Obtained $395.5 million in net proceeds from the issuance of $400.0 million of ten and one-half year 5.375% fixed rate public notes and terminated six forward starting swaps designated to hedge the note issuance, receiving net proceeds of $10.7 million;
- Obtained $637.0 million in net proceeds from the issuance of $650.0 million of twenty year 3.85% exchangeable fixed rate public notes;
- Obtained $267.0 million in new mortgage financing; and
- Issued approximately 2.9 million Common Shares and received net proceeds of $77.7 million.

During the year ended December 31, 2006, the above proceeds were primarily utilized to:

- Invest $291.3 million primarily in development projects;
- Acquire 35 properties and nine land parcels, utilizing cash of $1.7 billion;
- Repurchase 1.9 million Common Shares utilizing cash of $83.2 million;
- Repay $493.0 million of mortgage loans;
- Repay $60.0 million of fixed rate public notes;
- Redeem the series G Preference Interests at a liquidation value of $25.5 million; and
- Redeem the Series C Preferred Shares at a liquidation value of $115.0 million.

Depending on its analysis of market prices, economic conditions, and other opportunities for the investment of available capital, the Company may repurchase its Common Shares pursuant to its existing share buyback program authorized by the Board of Trustees. The Company repurchased $83.2 million (1,897,912 shares at an average price per share of $43.85) of its Common Shares during the year ended December 31, 2006 to offset the issuance of 1,144,326 OP Units in connection with three property acquisitions and to partially offset restricted shares granted and ESPP shares purchased during the year ended December 31, 2006. The Company is authorized to repurchase approximately $501.8 million of additional Common Shares.

The Company's total debt summary and debt maturity schedule as of December 31, 2006, are as follows:

Debt Summary as of December 31, 2006
(Amounts in thousands)

	Amounts (1)	% of Total	Weighted Average Rates (1)	Weighted Average Maturities (years)
Secured	$ 3,178,223	39.4%	5.82%	6.4
Unsecured	4,879,433	60.6%	5.84%	6.6
Total	$ 8,057,656	100.0%	5.83%	6.5
Fixed Rate Debt:				
Secured – Conventional	$ 2,286,529	28.4%	6.30%	4.4
Secured – Tax Exempt	18,260	0.2%	6.39%	18.3
Unsecured – Public/Private	4,158,043	51.6%	5.90%	6.9
Unsecured – Tax Exempt	111,390	1.4%	5.06%	22.3
Fixed Rate Debt	6,574,222	81.6%	6.04%	6.3
Floating Rate Debt:				
Secured – Conventional	338,278	4.2%	6.31%	2.4
Secured – Tax Exempt	535,156	6.6%	3.45%	17.4
Unsecured – Public	150,000	1.9%	6.13%	2.4
Unsecured – Revolving Credit Facilities	460,000	5.7%	5.40%	1.4
Floating Rate Debt	1,483,434	18.4%	4.90%	7.5
Total	$ 8,057,656	100.0%	5.83%	6.5

(1) Net of the effect of any derivative instruments. Weighted average rates are for the year ended December 31, 2006.

Debt Maturity Schedule as of December 31, 2006
(Amounts in thousands)

Year		Fixed Rate (1)	Floating Rate (1)	Total	% of Total	Weighted Average Rates on Fixed Rate Debt (1)	Weighted Average Rat on Total Deb (1)
2007		$ 360,411	$ 101,052	$ 461,463	5.7%	6.34%	6.51%
2008	(2)	520,499	489,335	1,009,834	12.5%	6.71%	6.17%
2009		452,953	382,564	835,517	10.4%	6.37%	5.36%
2010		279,323	-	279,323	3.5%	7.05%	7.05%
2011	(3)	1,448,445	24,150	1,472,595	18.3%	5.52%	5.50%
2012		558,396	-	558,396	6.9%	6.48%	6.48%
2013		567,355	-	567,355	7.1%	5.93%	5.93%
2014		504,141	34,460	538,601	6.7%	5.27%	5.26%
2015		316,459	-	316,459	3.9%	6.53%	6.53%
2016		1,089,170	-	1,089,170	13.5%	5.32%	5.32%
2017+		477,070	451,873	928,943	11.5%	6.70%	5.88%
Total		$ 6,574,222	$ 1,483,434	$ 8,057,656	100.0%	5.98%	5.82%

(1) Net of the effect of any derivative instruments. Weighted average rates are as of December 31, 2006.

(2) Includes $460.0 million outstanding on the Company's $1.0 billion unsecured revolving credit facility, which matures on May 29, 2008.

(3) Includes $650.0 million of 3.85% convertible unsecured debt with a final maturity of 2026. The notes are callable by the Company on or after August 18, 2011. The notes are putable by the holders on August 18, 2011, August 15, 2016 and August 15, 2021.

The following table provides a summary of the Company's unsecured debt as of December 31, 2006:

Unsecured Debt Summary as of December 31, 2006
(Amounts in thousands)

	Coupon Rate	Due Date		Face Amount	Unamortized Premium/ (Discount)	Net Balance
Fixed Rate Notes:						
	7.625%	04/15/07		$ 50,000	$ 51	$ 50,051
	6.900%	08/01/07		50,000	(14)	49,986
	7.540%	09/01/07	(1)	4,286	-	4,286
	4.861%	11/30/07		50,000	-	50,000
	7.500%	08/15/08	(1)	130,000	-	130,000
	4.750%	06/15/09	(2)	300,000	(674)	299,326
	6.950%	03/02/11		300,000	3,632	303,632
	6.625%	03/15/12		400,000	(1,529)	398,471
	5.200%	04/01/13		400,000	(740)	399,260
	5.250%	09/15/14		500,000	(474)	499,526
	6.584%	04/13/15		300,000	(919)	299,081
	5.125%	03/15/16		500,000	(493)	499,507
	5.375%	08/01/16		400,000	(1,778)	398,222
	7.125%	10/15/17		150,000	(700)	149,300
	7.570%	08/15/26		140,000	-	140,000
	3.850%	08/15/26	(3)	650,000	(7,990)	642,010
Floating Rate Adjustments			(2)	(150,000)	-	(150,000)
FAS 133 Adjustments – net			(2)	(4,615)	-	(4,615)
				4,169,671	(11,628)	4,158,043
Fixed Rate Tax Exempt Notes:						
	4.750%	12/15/28	(1)	35,600	-	35,600
	5.200%	06/15/29	(1)	75,790	-	75,790
				111,390	-	111,390
Floating Rate Notes:		06/15/09	(2)	150,000	-	150,000
Revolving Credit Facilities:		05/29/08	(4)	460,000	-	460,000
Total Unsecured Debt				$ 4,891,061	$ (11,628)	$ 4,879,433

(1) Notes are private. All other unsecured debt is public.

(2) $150.0 million in fair value interest rate swaps converts 50% of the 4.750% Notes due June 15, 2009 to a floating interest rate.

(3) Convertible notes mature on August 15, 2026. The notes are callable by the Company on or after August 18, 2011. The notes are putable by the holders on August 18, 2011, August 15, 2016 and August 15, 2021.

(4) Represents amount outstanding on the Company's $1.0 billion unsecured revolving credit facility.

As of February 28, 2007, an unlimited amount of debt securities remains available for issuance by the Operating Partnership under a registration statement that became automatically effective upon filing with the SEC in June 2006 (under SEC regulations enacted in 2005, the registration statement automatically expires on June 29, 2009 and does not contain a maximum issuance amount) and $956.5 million in equity securities

remains available for issuance by the Company under a registration statement the SEC declared effective in February 1998.

The Company's "Consolidated Debt-to-Total Market Capitalization Ratio" as of December 31, 2006 is presented in the following table. The Company calculates the equity component of its market capitalization as the sum of (i) the total outstanding Common Shares and assumed conversion of all OP Units at the equivalent market value of the closing price of the Company's Common Shares on the New York Stock Exchange; (ii) the "Common Share Equivalent" of all convertible preferred shares and preference interests/units; and (iii) the liquidation value of all perpetual preferred shares and preference interests outstanding.

Capital Structure as of December 31, 2006
(Amounts in thousands except for share and per share amounts)

Secured Debt			$ 3,178,223	39.4%	
Unsecured Debt			4,419,433	54.9%	
Lines of Credit			460,000	5.7%	
Total Debt			**$ 8,057,656**	**100.0%**	**33.0%**
Common Shares	293,551,633	93.6%			
OP Units	19,914,583	6.4%			
Total Shares & OP Units	313,466,216	100.0%			
Common Share Equivalents (see below)	856,602				
Total outstanding at quarter-end	314,322,818				
Common Share Price at December 31, 2006	$50.75				
			$ 15,951,883	97.7%	
Perpetual Preferred Equity (see below)			375,000	2.3%	
Total Equity			**$ 16,326,883**	**100.0%**	**67.0%**
Total Market Capitalization			**$ 24,384,539**		**100.0%**

Convertible Preferred Equity as of December 31, 2006
(Amounts in thousands except for share and per share amounts)

Series	Redemption Date	Outstanding Shares/Units	Liquidation Value	Annual Dividend Per Share/Unit	Annual Dividend Amount	Weighted Average Rate	Conversion Ratio	Common Share Equivalents
Preferred Shares:								
7.00% Series E	11/1/98	434,816	$ 10,871	$ 1.75	$ 761		1.1128	483,863
7.00% Series H	6/30/98	28,134	703	1.75	49		1.4480	40,738
Preference Interests:								
7.625% Series J	12/14/06	230,000	11,500	3.8125	877		1.4108	324,484
Junior Preference Units:								
8.00% Series B	7/29/09	7,367	184	2.00	15		1.020408	7,517
Total Convertible Preferred Equity		700,317	$ 23,258		$ 1,702	7.32%		856,602

Perpetual Preferred Equity as of December 31, 2006
(Amounts in thousands except for share and per share amounts)

Series	Redemption Date	Outstanding Shares/Units	Liquidation Value	Annual Dividend Per Share/Unit	Annual Dividend Amount	Weighted Average Rate
Preferred Shares:						
8.60% Series D	7/15/07	700,000	$ 175,000	$ 21.50	$ 15,050	
8.29% Series K	12/10/26	1,000,000	50,000	4.145	4,145	
6.48% Series N	6/19/08	600,000	150,000	16.20	9,720	
Total Perpetual Preferred Equity		2,300,000	$ 375,000		$ 28,915	7.71%

The Company expects to meet its short-term liquidity requirements, including capital expenditures related to maintaining its existing properties and certain scheduled unsecured note and mortgage note repayments, generally through its working capital, net cash provided by operating activities and borrowings under its revolving credit facilities. The Company considers its cash provided by operating activities to be adequate to meet operating requirements and payments of distributions. The Company also expects to meet its long-term liquidity requirements, such as scheduled unsecured note and mortgage debt maturities, property acquisitions, financing of construction and development activities and capital improvements through the issuance of unsecured notes and equity securities, including additional OP Units, and proceeds received from the disposition of certain properties. In addition, the Company has significant unencumbered properties available to secure additional mortgage borrowings in the event that the public capital markets are unavailable or the cost of alternative sources of capital is too high. The fair value of and cash flow from these unencumbered properties are in excess of the requirements the Company must maintain in order to comply with covenants under its unsecured notes and line of credit. Of the $17.2 billion in investment in real estate on the Company's balance sheet at December 31, 2006, $11.6 billion or 67.0%, was unencumbered.

The Operating Partnership's senior debt credit ratings from Standard & Poors ("S&P"), Moody's and Fitch are A-, Baal (positive outlook) and A, respectively. The Company's preferred equity ratings from S&P, Moody's and Fitch are BBB+, Baa2 (positive outlook) and A-, respectively.

The Operating Partnership has a long-term revolving credit facility with potential borrowings of up to $1.0 billion which matures in May 2008. This facility may, among other potential uses, be used to fund property acquisitions, costs for certain properties under development and short term liquidity requirements. As of February 26, 2007, $740.0 million was outstanding under this facility.

See Note 21 in the Notes to Consolidated Financial Statements for discussion of the events which occurred subsequent to December 31, 2006.

Capitalization of Fixed Assets and Improvements to Real Estate

Our policy with respect to capital expenditures is generally to capitalize expenditures that improve the value of the property or extend the useful life of the component asset of the property. We track improvements to real estate in two major categories and several subcategories:

- Replacements *(inside the unit)*. These include:
  - flooring such as carpets, hardwood, vinyl, linoleum or tile;
  - appliances;
  - mechanical equipment such as individual furnace/air units, hot water heaters, etc;
  - furniture and fixtures such as kitchen/bath cabinets, light fixtures, ceiling fans, sinks, tubs, toilets, mirrors, countertops, etc; and
  - blinds/shades.

All replacements are depreciated over a five-year estimated useful life. We expense as incurred all maintenance and turnover costs such as cleaning, interior painting of individual units and the repair of any replacement item noted above.

- Building improvements (*outside the unit*). These include:
  - roof replacement and major repairs;
  - paving or major resurfacing of parking lots, curbs and sidewalks;
  - amenities and common areas such as pools, exterior sports and playground equipment, lobbies, clubhouses, laundry rooms, alarm and security systems and offices;
  - major building mechanical equipment systems;
  - interior and exterior structural repair and exterior painting and siding;
  - major landscaping and grounds improvement; and
  - vehicles and office and maintenance equipment.

All building improvements are depreciated over a five to ten-year estimated useful life. We capitalize building improvements and upgrades only if the item: (i) exceeds $2,500 (selected projects must exceed $10,000); (ii) extends the useful life of the asset; and (iii) improves the value of the asset.

For the year ended December 31, 2006, our actual improvements to real estate totaled approximately $255.2 million. This includes the following (amounts in thousands except for unit and per unit amounts):

Capitalized Improvements to Real Estate
For the Year Ended December 31, 2006

	Total Units (1)	Replacements	Avg. Per Unit	Building Improvements	Avg. Per Unit	Total	Avg. Per Unit
Established Properties (2)	115,152	$ 46,094	$ 400	$ 81,127	$ 705	$ 127,221	$ 1,105
New Acquisition Properties (3)	29,512	9,194	336	35,854	1,311	45,048	1,647
Other (4)	6,651	30,384		52,527		82,911	
Total	151,315	$ 85,672		$ 169,508		$ 255,180	

(1) Total units exclude 10,846 unconsolidated units and 3,555 military housing (fee managed) units.
(2) Wholly Owned Properties acquired prior to January 1, 2004.
(3) Wholly Owned Properties acquired during 2004, 2005 and 2006. Per unit amounts are based on a weighted average of 27,346 units.
(4) Includes properties either Partially Owned or sold during the period, commercial space, condominium conversions and $21.4 million included in building improvements spent on seventeen specific assets related to major renovations and repositioning of these assets.

For the year ended December 31, 2005, our actual improvements to real estate totaled approximately $232.5 million. This includes the following (amounts in thousands except for unit and per unit amounts):

Capitalized Improvements to Real Estate
For the Year Ended December 31, 2005

	Total Units (1)	Replacements	Avg. Per Unit	Building Improvements	Avg. Per Unit	Total	Avg. Per Unit
Established Properties (2)	145,305	$ 55,508	$ 382	$ 89,252	$ 614	$ 144,760	$ 996
New Acquisition Properties (3)	27,669	5,626	270	19,508	937	25,134	1,207
Other (4)	8,531	23,421		39,185		62,606	
Total	181,505	$ 84,555		$ 147,945		$ 232,500	

(1) Total units exclude 15,899 unconsolidated units.
(2) Wholly Owned Properties acquired prior to January 1, 2003.
(3) Wholly Owned Properties acquired during 2003, 2004 and 2005. Per unit amounts are based on a weighted average of 20,828 units.
(4) Includes properties either Partially Owned or sold during the period, commercial space, condominium conversions and $6.8 million included in building improvements spent on nine specific assets related to major renovations and repositioning of these assets.

The Company expects to fund approximately $145.0 million for capital expenditures for replacements and building improvements for all consolidated properties, exclusive of condominium conversion properties,

in 2007. This includes an average of approximately $1,000 per unit for capital improvements for established properties.

During the year ended December 31, 2006, the Company's total non-real estate capital additions, such as computer software, computer equipment, and furniture and fixtures and leasehold improvements to the Company's property management offices and its corporate offices, were approximately $10.7 million. The Company expects to fund approximately $8.2 million in total additions to non-real estate property in 2007.

Improvements to real estate and additions to non-real estate property were funded from net cash provided by operating activities.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

See Note 11 in the Notes to Consolidated Financial Statements for additional discussion of derivative instruments at December 31, 2006.

Other

Minority Interests as of December 31, 2006 decreased by $10.7 million when compared to December 31, 2005. The primary factors that impacted this account in the Company's consolidated statements of operations and balance sheets during the year ended December 31, 2006 were:

- The redemption or repurchase of 1.0 million units of Series G, H and I Preference Interests with a combined liquidation value of $48.5 million and a premium on redemption of $0.7 million (see Note 3 in the Notes to Consolidated Financial Statements for further discussion);
- Distributions declared to Minority Interests, which amounted to $36.2 million (excluding Junior Preference Unit and Preference Interest distributions);
- The allocation of income from operations to holders of OP Units in the amount of $72.6 million;
- The issuance of 1,144,326 OP Units for the acquisition of three properties with a valuation of $49.6 million; and
- The conversion of 1.7 million OP Units into Common Shares valued at $27.9 million.

Total distributions paid in January 2007 amounted to $152.4 million (excluding distributions on Partially Owned Properties), which included certain distributions declared during the fourth quarter ended December 31, 2006.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has co-invested in various properties that are unconsolidated and accounted for under the equity method of accounting. Management does not believe these investments have a materially different impact upon the Company's liquidity, capital resources, credit or market risk than its property management and ownership activities. During 2000 and 2001, the Company entered into institutional ventures with an unaffiliated partner. At the respective closing dates, the Company sold and/or contributed 45 properties containing 10,846 units to these ventures and retained a 25% ownership interest in the ventures. The Company's joint venture partner contributed cash equal to 75% of the agreed-upon equity value of the properties comprising the ventures, which was then distributed to the Company. The Company's strategy with respect to these ventures was to reduce its concentration of properties in a variety of markets.

As of December 31, 2006, the Company has 11 projects totaling 3,448 units in various stages of development with estimated completion dates ranging through June 30, 2009. The development agreements currently in place are discussed in detail in Note 18 of the Company's Consolidated Financial Statements.

See also Notes 2 and 6 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's investments in partially owned entities.

The following table summarizes the Company's contractual obligations for the next five years and thereafter as of December 31, 2006:

	Payments Due by Year (in thousands)						
Contractual Obligations	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**
Debt (a)	$ 461,463	$1,009,834	$ 835,517	$ 279,323	$ 1,472,595	$ 3,998,924	$ 8,057,656
Operating Leases:							
Minimum Rent Payments (b)	5,443	5,302	4,709	4,119	2,416	2,963	24,952
Other Long-Term Liabilities:							
Deferred Compensation (c)	813	813	1,450	1,450	2,049	14,736	21,311
Total	$ 467,719	$1,015,949	$ 841,676	$ 284,892	$ 1,477,060	$ 4,016,623	$ 8,103,919

(a) Amounts include aggregate principal payments only. The Company paid $465,388, $397,886 and $348,574 for interest on debt, inclusive of derivative instruments, for the years ended December 31, 2006, 2005 and 2004, respectively.
(b) Minimum basic rent due for various office space the Company leases and fixed base rent due on a ground lease for one property.
(c) Estimated payments to the Company's Chairman, two former CEO's and its chief operating officer based on planned retirement dates.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 2 in the Notes to Consolidated Financial Statements. These policies were followed in preparing the consolidated financial statements at and for the year ended December 31, 2006 and are consistent with the year ended December 31, 2005.

The Company has identified six significant accounting policies as critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant judgments and estimates. With respect to these critical accounting policies, management believes that the application of judgments and assessments is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The six critical accounting policies are:

Impairment of Long-Lived Assets, Including Goodwill

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for indicators of permanent impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

Depreciation of Investment in Real Estate

The Company depreciates the building component of its investment in real estate over a 30-year estimated useful life, building improvements over a 5-year to 10-year estimated useful life and both the furniture, fixtures and equipment and replacements components over a 5-year estimated useful life, all of which are judgmental determinations.

Cost Capitalization

See the *Capitalization of Fixed Assets and Improvements to Real Estate* section for discussion of the policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes the payroll and associated costs of employees directly responsible for and who spend all of their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

The Company follows the guidance in SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, for all development projects and uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend all of their time on development activities, with capitalization ceasing no later than 90 days following issuance of the certificate of occupancy. These costs are reflected on the balance sheet as construction in progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovation at selected properties when additional incremental employees are hired.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107 and SFAS No. 133 and its amendments (SFAS Nos. 137/138/149) requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Leases entered into between a resident and a property for the rental of an apartment unit are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

Share-Based Compensation

The Company accounts for its share-based compensation in accordance with SFAS No. 123 (R), *Share-Based Payment*, effective January 1, 2006, which results in compensation expense being recorded based on the fair value of the share compensation granted.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model is only one method of valuing options and the Company's use of this model should not be interpreted as an endorsement of its accuracy. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options and the actual value of the options may be significantly different.

Funds From Operations

For the year ended December 31, 2006, Funds From Operations ("FFO") available to Common Shares and OP Units decreased $68.5 million, or 8.7%, as compared to the year ended December 31, 2005. For the year ended December 31, 2005, FFO available to Common Shares and OP Units increased $132.9 million, or 20.4%, as compared to the year ended December 31, 2004.

The following is a reconciliation of net income to FFO available to Common Shares and OP Units for each of the five years ended December 31, 2006:

Funds From Operations
(Amounts in thousands)

	Year Ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net income	$ 1,072,844	$ 861,793	$ 472,329	$ 523,311	$ 400,77
Allocation to Minority Interests – Operating Partnership, net	4,201	6,796	2,624	202	2,33
Adjustments:					
Depreciation	562,739	439,594	380,673	325,471	303,87
Depreciation – Non-real estate additions	(7,840)	(5,541)	(5,303)	(6,774)	(9,029
Depreciation – Partially Owned and Unconsolidated Properties	4,338	2,487	1,903	19,911	12,16
Net gain on sales of unconsolidated entities	(370)	(1,330)	(4,593)	(4,942)	(5,054
Discontinued operations:					
Depreciation	29,779	89,153	115,639	145,853	168,90
Gain on sales of discontinued operations, net of minority interests (3)	(955,863)	(650,563)	(296,343)	(287,372)	(96,317
Net incremental gain on sales of condominium units	45,800	91,611	32,054	10,280	1,68
Minority Interests – Operating Partnership	1,593	4,626	6,504	11,122	16,54
FFO (1)(2)	757,221	838,626	705,487	737,062	795,88
Preferred distributions	(37,113)	(49,642)	(53,746)	(76,435)	(76,61
Premium on redemption of Preferred Shares	(3,965)	(4,359)	-	(20,237)	
FFO available to Common Shares and OP Units	$ 716,143	$ 784,625	$ 651,741	$ 640,390	$ 719,26

(1) *The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States (GAAP)), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once*

the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property.

(2) *The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company, because it is a recognized measure of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help compare the operating performance of a company's real estate between periods or as compared to different companies. FFO in and of itself does not represent net income or net cash flows from operating activities in accordance with GAAP. Therefore, FFO should not be exclusively considered as an alternative to net income or to net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.*

(3) *Gain on sales of discontinued operations, net of minority interests, has been reduced by approximately $4.5 million in one-time accrued retention benefits for the year ended December 31, 2006, related to the previously announced October 5, 2006 closing of the Lexford Housing Division disposition.*

Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to the Company's financial instruments result primarily from changes in short-term LIBOR interest rates. The Company does not have any direct foreign exchange or other significant market risk.

The Company's exposure to market risk for changes in interest rates relates primarily to the unsecured revolving credit facilities. The Company typically incurs fixed rate debt obligations to finance acquisitions and capital expenditures, while it typically incurs floating rate debt obligations to finance working capital needs and as a temporary measure in advance of securing long-term fixed rate financing. The Company continuously evaluates its level of floating rate debt with respect to total debt and other factors, including its assessment of the current and future economic environment.

The Company also utilizes certain derivative financial instruments to limit market risk. Interest rate protection agreements are used to convert floating rate debt to a fixed rate basis or vice versa. Derivatives are used for hedging purposes rather than speculation. The Company does not enter into financial instruments for trading purposes. See also Note 11 to the Notes to Consolidated Financial Statements for additional discussion of derivative instruments.

The fair values of the Company's financial instruments (including such items in the financial statement captions as cash and cash equivalents, other assets, lines of credit, accounts payable and accrued expenses, rents received in advance and other liabilities) approximate their carrying or contract values based on their nature, terms and interest rates that approximate current market rates. The fair value of the Company's mortgage notes payable and unsecured notes were approximately $3.2 billion and $4.5 billion, respectively, at December 31, 2006.

The Company had total outstanding floating rate debt of approximately $1.5 billion, or 18.4% of total debt at December 31, 2006, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 49 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately $7.3 million. If market rates of interest on all of the floating rate debt permanently decreased by 49 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately $7.3 million.

At December 31, 2006, the Company had total outstanding fixed rate debt of approximately $6.6 billion, net of the effects of any derivative instruments. If market rates of interest permanently increased by 60 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair

value of the Company's fixed rate debt would be approximately $6.0 billion. If market rates of interest permanently decreased by 60 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $7.3 billion.

At December 31, 2006, the Company's derivative instruments had a net liability fair value of approximately $16.2 million. If market rates of interest permanently increased by 54 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $16.4 million. If market rates of interest permanently decreased by 54 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $16.2 million.

The Company had total outstanding floating rate debt of approximately $1.9 billion, or 24.9% of total debt at December 31, 2005, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 37 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately $7.1 million. If market rates of interest on all of the floating rate debt permanently decreased by 37 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately $7.1 million.

At December 31, 2005, the Company had total outstanding fixed rate debt of approximately $5.7 billion, net of the effects of any derivative instruments. If market rates of interest permanently increased by 63 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $5.2 billion. If market rates of interest permanently decreased by 63 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $6.3 billion.

At December 31, 2005, the Company's derivative instruments had a net liability fair value of approximately $6.0 million. If market rates of interest permanently increased by 49 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $0.1 million. If market rates of interest permanently decreased by 49 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $11.5 million.

These amounts were determined by considering the impact of hypothetical interest rates on the Company's financial instruments. The foregoing assumptions apply to the entire amount of the Company's debt and derivative instruments and do not differentiate among maturities. These analyses do not consider the effects of the changes in overall economic activity that could exist in such an environment. Further, in the event of changes of such magnitude, management would likely take actions to further mitigate its exposure to the changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in the Company's financial structure or results.

The Company cannot predict the effect of adverse changes in interest rates on its debt and derivative instruments and, therefore, its exposure to market risk, nor can there be any assurance that long term debt will be available at advantageous pricing. Consequently, future results may differ materially from the estimated adverse changes discussed above.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Effective as of December 31, 2006, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control over Financial Reporting

Equity Residential's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Based on the Company's evaluation under the framework in Internal Control – Integrated Framework, management concluded that its internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes to the internal control over financial reporting of the Company identified in connection with the Company's evaluation referred to above that occurred during the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

EQUITY RESIDENTIAL
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except for share amounts)

	December 31, 2006	December 31, 2005
ASSETS		
Investment in real estate		
Land	$ 3,217,672	$ 2,848,601
Depreciable property	13,376,359	13,336,636
Projects under development	386,917	240,980
Land held for development	254,227	164,153
Investment in real estate	17,235,175	16,590,370
Accumulated depreciation	(3,022,480)	(2,888,140)
Investment in real estate, net	14,212,695	13,702,230
Cash and cash equivalents	260,277	88,828
Investments in unconsolidated entities	4,448	6,838
Rents receivable	390	789
Deposits – restricted	391,825	77,093
Escrow deposits – mortgage	25,528	35,225
Deferred financing costs, net	43,384	40,636
Goodwill, net	-	30,000
Other assets	123,672	127,112
Total assets	**$ 15,062,219**	**$ 14,108,751**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$ 3,178,223	$ 3,379,289
Notes, net	4,419,433	3,442,784
Lines of credit	460,000	769,000
Accounts payable and accrued expenses	100,605	115,543
Accrued interest payable	91,172	78,441
Rents received in advance and other liabilities	307,651	305,536
Security deposits	58,072	54,823
Distributions payable	151,382	145,812
Total liabilities	**8,766,538**	**8,291,228**
Commitments and contingencies		
Minority Interests:		
Operating Partnership	372,961	345,034
Preference Interests and Units	11,684	60,184
Partially Owned Properties	26,814	16,965
Total Minority Interests	**411,459**	**422,183**
Shareholders' equity:		
Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized; 2,762,950 shares issued and outstanding as of December 31, 2006 and 3,323,830 shares issued and outstanding as of December 31, 2005	386,574	504,096
Common Shares of beneficial interest, $0.01 par value; 1,000,000,000 shares authorized; 293,551,633 shares issued and outstanding as of December 31, 2006 and 289,536,344 shares issued and outstanding as of December 31, 2005	2,936	2,895
Paid in capital	5,349,194	5,253,188
Retained earnings (deficit)	159,528	(350,367)
Accumulated other comprehensive loss	(14,010)	(14,472)
Total shareholders' equity	**5,884,222**	**5,395,340**
Total liabilities and shareholders' equity	**$ 15,062,219**	**$ 14,108,751**

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands except per share data)

	Year Ended December 31,		
	2006	2005	2004
REVENUES			
Rental income	$ 1,981,335	$ 1,672,418	$ 1,483,184
Fee and asset management	9,101	10,240	10,743
Total revenues	1,990,436	1,682,658	1,493,927
EXPENSES			
Property and maintenance	527,154	451,245	392,295
Real estate taxes and insurance	199,582	191,679	175,605
Property management	96,417	87,103	76,898
Fee and asset management	8,934	8,555	7,572
Depreciation	562,739	439,594	380,673
General and administrative	48,465	70,405	47,128
Impairment	34,002	613	1,538
Total expenses	1,477,293	1,249,194	1,081,709
Operating income	513,143	433,464	412,218
Interest and other income	31,131	68,399	8,765
Interest:			
Expense incurred, net	(427,952)	(362,347)	(307,697)
Amortization of deferred financing costs	(8,302)	(6,503)	(5,814)
Income before allocation to Minority Interests, (loss) income from investments in unconsolidated entities, net gain on sales of unconsolidated entities and land parcels and discontinued operations	108,020	133,013	107,472
Allocation to Minority Interests:			
Operating Partnership, net	(4,201)	(6,796)	(2,624)
Preference Interests and Units	(2,002)	(7,606)	(19,490)
Partially Owned Properties	(3,132)	801	1,787
Premium on redemption of Preference Interests	(684)	(4,134)	(1,117)
(Loss) income from investments in unconsolidated entities	(631)	470	(7,325)
Net gain on sales of unconsolidated entities	370	1,330	4,593
Net gain on sales of land parcels	2,792	30,245	5,482
Income from continuing operations, net of minority interests	100,532	147,323	88,778
Discontinued operations, net of minority interests	972,312	714,470	383,551
Net income	1,072,844	861,793	472,329
Preferred distributions	(37,113)	(49,642)	(53,746)
Premium on redemption of Preferred Shares	(3,965)	(4,359)	-
Net income available to Common Shares	$ 1,031,766	$ 807,792	$ 418,583
Earnings per share – basic:			
Income from continuing operations available to Common Shares	$ 0.21	$ 0.33	$ 0.13
Net income available to Common Shares	$ 3.56	$ 2.83	$ 1.50
Weighted average Common Shares outstanding	290,019	285,760	279,744
Earnings per share – diluted:			
Income from continuing operations available to Common Shares	$ 0.20	$ 0.32	$ 0.12
Net income available to Common Shares	$ 3.50	$ 2.79	$ 1.48
Weighted average Common Shares outstanding	315,579	310,785	303,871
Distributions declared per Common Share outstanding	$ 1.79	$ 1.74	$ 1.73

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amounts in thousands except per share data)

	Year Ended December 31,		
	2006	2005	2004
Comprehensive income:			
Net income	$ 1,072,844	$ 861,793	$ 472,329
Other comprehensive income (loss) – derivative and other instruments:			
Unrealized holding (losses) gains arising during the year	(1,785)	4,357	(3,707)
Equity in unrealized holding gains arising during the year – unconsolidated entities	-	-	3,667
Losses reclassified into earnings from other comprehensive income	2,247	2,541	2,071
Comprehensive income	$ 1,073,306	$ 868,691	$ 474,360

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,072,844	$ 861,793	$ 472,329
Adjustments to reconcile net income to net cash provided by operating activities:			
Allocation to Minority Interests:			
Operating Partnership	72,574	58,514	31,228
Preference Interests and Units	2,002	7,606	19,490
Partially Owned Properties	3,132	(801)	(1,787)
Premium on redemption of Preference Interests	684	4,134	1,117
Depreciation	592,637	528,958	496,583
Amortization of deferred financing costs	9,134	7,166	7,276
Amortization of discounts and premiums on debt	(6,506)	(3,502)	(784)
Amortization of deferred settlements on derivative instruments	841	1,160	1,001
Impairment	34,353	613	1,538
(Income) from technology investments	(4,021)	(57,054)	-
Loss (income) from investments in unconsolidated entities	631	(470)	7,325
Distributions from unconsolidated entities – return on capital	171	-	-
Net (gain) on sales of unconsolidated entities	(370)	(1,330)	(4,593)
Net (gain) on sales of land parcels	(2,792)	(30,245)	(5,482)
Net (gain) on sales of discontinued operations	(1,016,443)	(697,655)	(318,443)
Loss on debt extinguishments	12,171	10,977	113
Unrealized loss on derivative instruments	7	10	249
Compensation paid with Company Common Shares	22,080	35,905	16,826
Other operating activities, net	555	(279)	(1,432)
Changes in assets and liabilities:			
Decrease (increase) in rents receivable	406	918	(628)
Decrease (increase) in deposits – restricted	2,225	5,829	(6,037)
Decrease (increase) in other assets	569	(21,553)	(20,633)
(Decrease) in accounts payable and accrued expenses	(10,797)	(10,400)	(8,214)
Increase in accrued interest payable	17,192	8,171	9,176
(Decrease) increase in rents received in advance and other liabilities	(50,727)	(15,203)	8,032
Increase in security deposits	2,914	5,269	2,811
Net cash provided by operating activities	755,466	698,531	707,061
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in real estate – acquisitions	(1,718,105)	(2,229,881)	(820,029)
Investment in real estate – development/other	(291,338)	(164,202)	(107,251)
Improvements to real estate	(255,180)	(232,500)	(212,171)
Additions to non-real estate property	(10,652)	(17,610)	(6,552)
Interest capitalized for real estate under development	(20,734)	(13,701)	(11,687)
Interest capitalized for unconsolidated entities under development	-	-	(2,282)
Proceeds from disposition of real estate, net	2,318,247	1,978,087	937,690
Proceeds from disposition of unconsolidated entities	373	3,533	7,940
Proceeds from technology investments	4,021	82,054	-
Investments in unconsolidated entities	(1,072)	(1,480)	(406,524)
Distributions from unconsolidated entities – return of capital	92	3,194	26,553
(Increase) decrease in deposits on real estate acquisitions, net	(296,589)	(706)	58,715
Decrease in mortgage deposits	10,098	683	9,144

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES (continued):			
Consolidation of previously Unconsolidated Properties:			
Via acquisition (net of cash acquired)	$ -	$ (62)	$ (49,183)
Via EITF 04-5/FIN 46 (cash consolidated)	1,436	-	3,628
Acquisition of Minority Interests – Partially Owned Properties	(71)	(1,989)	(72)
Other investing activities, net	2	2,379	16,802
Net cash (used for) investing activities	(259,472)	(592,201)	(555,279)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Loan and bond acquisition costs	(11,662)	(12,816)	(9,696)
Mortgage notes payable:			
Proceeds	267,045	280,125	467,541
Restricted cash	(20,193)	-	-
Lump sum payoffs	(466,035)	(442,786)	(469,333)
Scheduled principal repayments	(26,967)	(27,607)	(25,607)
Prepayment premiums/fees	(12,171)	(10,977)	(450)
Notes, net:			
Proceeds	1,039,927	499,435	898,014
Lump sum payoffs	(60,000)	(190,000)	(531,390)
Scheduled principal repayments	(4,286)	(4,286)	(4,286)
Lines of credit:			
Proceeds	6,417,500	6,291,300	1,742,000
Repayments	(6,726,500)	(5,672,300)	(1,602,000)
Proceeds from (payments on) settlement of derivative instruments	10,722	(7,823)	(7,346)
Proceeds from sale of Common Shares	7,972	8,285	6,853
Proceeds from exercise of options	69,726	54,858	79,043
Common Shares repurchased and retired	(83,230)	-	-
Redemption of Preferred Shares	(115,000)	(125,000)	-
Redemption of Preference Interests	(25,500)	(146,000)	(40,000)
Premium on redemption of Preferred Shares	(27)	(43)	-
Premium on redemption of Preference Interests	(10)	(322)	-
Payment of offering costs	(125)	(26)	(24)
Contributions – Minority Interests – Partially Owned Properties	9,582	7,439	100
Distributions:			
Common Shares	(514,055)	(496,004)	(484,540)
Preferred Shares	(39,344)	(51,092)	(54,350)
Preference Interests and Units	(2,054)	(7,778)	(19,612)
Minority Interests – Operating Partnership	(36,202)	(35,833)	(36,446)
Minority Interests – Partially Owned Properties	(3,658)	(11,756)	(26,327)
Net cash (used for) financing activities	(324,545)	(101,007)	(117,856)
Net increase in cash and cash equivalents	171,449	5,323	33,926
Cash and cash equivalents, beginning of year	88,828	83,505	49,579
Cash and cash equivalents, end of year	$ 260,277	$ 88,828	$ 83,505

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for interest	$ 465,388	$ 397,886	$ 348,574
Cash paid during the year for income, franchise and excise taxes	$ 11,750	$ 11,605	$ 2,991
Real estate acquisitions/dispositions/other:			
Mortgage loans assumed	$ 126,988	$ 443,478	$ 95,901
Valuation of OP Units issued	$ 49,591	$ 33,662	$ 9,087
Mortgage loans (assumed) by purchaser	$(117,949)	$ (35,031)	$ (29,470)
Consolidation of previously Unconsolidated Properties – Via acquisition:			
Investment in real estate	$ -	$ (5,608)	$ (960,331)
Mortgage loans assumed	$ -	$ 2,839	$ 274,818
Minority Interests – Partially Owned Properties	$ -	$ 59	$ 445
Investments in unconsolidated entities	$ -	$ 1,176	$ 608,681
Net other liabilities recorded	$ -	$ 1,472	$ 27,204
Consolidation of previously Unconsolidated Properties – Via EITF 04-5/FIN 46:			
Investment in real estate, net	$ (24,637)	$ -	$ (548,342)
Mortgage loans consolidated	$ 22,545	$ -	$ 294,722
Minority Interests – Partially Owned Properties	$ -	$ -	$ 3,074
Investments in unconsolidated entities	$ 2,602	$ -	$ 234,984
Net other liabilities recorded	$ 926	$ -	$ 19,190
Refinancing of mortgage notes payable into notes, net	$ -	$ -	$ 130,000

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
PREFERRED SHARES			
Balance, beginning of year	$ 504,096	$ 636,216	$ 670,913
Redemption of 9 1/8% Series B Cumulative Redeemable	-	(125,000)	-
Redemption of 9 1/8% Series C Cumulative Redeemable	(115,000)	-	-
Conversion of 7.00% Series E Cumulative Convertible	(2,357)	(7,065)	(34,519)
Conversion of 7.00% Series H Cumulative Convertible	(165)	(55)	(178)
Balance, end of year	$ 386,574	$ 504,096	$ 636,216
COMMON SHARES, $0.01 PAR VALUE			
Balance, beginning of year	$ 2,895	$ 2,851	$ 2,776
Conversion of Preferred Shares into Common Shares	1	3	16
Conversion of Preference Interests into Common Shares	7	-	-
Conversion of OP Units into Common Shares	17	11	17
Exercise of share options	27	22	34
Employee Share Purchase Plan (ESPP)	2	3	3
Share-based employee compensation expense:			
Restricted/performance shares	6	5	5
Common Shares repurchased and retired	(19)	-	-
Balance, end of year	$ 2,936	$ 2,895	$ 2,851
PAID IN CAPITAL			
Balance, beginning of year	$ 5,253,188	$ 5,112,311	$ 4,956,712
Common Share Issuance:			
Conversion of Preferred Shares into Common Shares	2,521	7,117	34,681
Conversion of Preference Interests into Common Shares	22,993	-	-
Conversion of OP Units into Common Shares	27,865	24,185	36,903
Exercise of share options	69,699	54,836	79,009
Employee Share Purchase Plan (ESPP)	7,970	8,282	6,850
Share-based employee compensation expense:			
Performance shares	1,795	7,697	224
Restricted shares	14,938	20,032	8,789
Share options	5,198	6,562	2,982
ESPP discount	1,578	1,591	1,290
Common Shares repurchased and retired	(83,211)	-	
Offering costs	(125)	(26)	(24)
Premium on redemption of Preferred Shares – original issuance costs	3,938	4,316	-
Premium on redemption of Preference Interests – original issuance costs	674	3,812	1,117
Supplemental Executive Retirement Plan (SERP)	(9,947)	(4,177)	(8,705)
Adjustment for Minority Interests ownership in Operating Partnership	30,120	6,650	(7,517)
Balance, end of year	$ 5,349,194	$ 5,253,188	$ 5,112,311

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
DEFERRED COMPENSATION			
Balance, beginning of year	$ -	$ (18)	$ (3,554)
Amortization to compensation expense:			
Performance shares	-	-	88
Restricted shares	-	18	3,448
Balance, end of year	$ -	$ -	$ (18)
RETAINED EARNINGS (DEFICIT)			
Balance, beginning of year	$ (350,367)	$ (657,462)	$ (588,005)
Net income	1,072,844	861,793	472,329
Common Share distributions	(521,871)	(500,697)	(488,040)
Preferred Share distributions	(37,113)	(49,642)	(53,746)
Premium on redemption of Preferred Shares – cash charge	(27)	(43)	-
Premium on redemption of Preferred Shares – original issuance costs	(3,938)	(4,316)	-
Balance, end of year	$ 159,528	$ (350,367)	$ (657,462)
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance, beginning of year	$ (14,472)	$ (21,370)	$ (23,401)
Accumulated other comprehensive income (loss) – derivative and other			
Unrealized holding (losses) gains arising during the year	(1,785)	4,357	(3,707)
Equity in unrealized holding gains arising during the year – unconsolidated entities	-	-	3,667
Losses reclassified into earnings from other comprehensive income	2,247	2,541	2,071
Balance, end of year	$ (14,010)	$ (14,472)	$ (21,370)

See accompanying notes

EQUITY RESIDENTIAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Equity Residential ("EQR"), a Maryland real estate investment trust ("REIT") formed in March 1993, is an S&P 500 company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets. EQR has elected to be taxed as a REIT.

EQR is the general partner of, and as of December 31, 2006 owned an approximate 93.6% ownership interest in, ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"). The Company is structured as an umbrella partnership REIT ("UPREIT"), under which all property ownership and business operations are conducted through the Operating Partnership and its subsidiaries. References to the "Company" include EQR, the Operating Partnership and those entities owned or controlled by the Operating Partnership and/or EQR.

As of December 31, 2006, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 617 properties in 25 states and the District of Columbia consisting of 165,716 units. The ownership breakdown includes (table does not include various uncompleted development properties):

	Properties	Units
Wholly Owned Properties	546	146,442
Partially Owned Properties:		
Consolidated	25	4,873
Unconsolidated	45	10,846
Military Housing (Fee Managed)	1	3,555
	617	165,716

The "Wholly Owned Properties" are accounted for under the consolidation method of accounting. The Company beneficially owns 100% fee simple title to 545 of the 546 Wholly Owned Properties. The Company owns the building and improvements and leases the land underlying the improvements under a long-term ground lease that expires in 2026 for one property. This one property is consolidated and reflected as a real estate asset while the ground lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, *Accounting for Leases*.

The "Partially Owned Properties - Consolidated" are controlled by the Company but have partners with minority interests and are accounted for under the consolidation method of accounting. The "Partially Owned Properties - Unconsolidated" are partially owned but not controlled by the Company and consist of investments in partnership interests and/or subordinated mortgages that are accounted for under the equity method of accounting. The "Military Housing (Fee Managed)" property consists of an investment in a limited liability company that, as a result of the terms of the operating agreement, is accounted for as a management contract right with all fees recognized as fee and asset management revenue.

2. Summary of Significant Accounting Policies

Basis of Presentation

Due to the Company's ability as general partner to control either through ownership or by contract the Operating Partnership and its subsidiaries, other than entities that own controlling interests in the Partially Owned Properties - Unconsolidated and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary has been consolidated with the Company for financial reporting purposes. Effective March 31, 2004, the consolidated financial statements also include all variable interest entities for which the Company is the primary beneficiary.

The Company's mergers and acquisitions were accounted for as purchases in accordance with either Accounting Principles Board ("APB") Opinion No. 16, *Business Combinations*, or SFAS No. 141, *Business Combinations*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The fair value of the consideration given by the Company in the mergers were used as the valuation basis for each of the combinations. The accompanying consolidated statements of operations and cash flows include the results of the properties purchased through the mergers and through acquisitions from their respective closing dates.

Real Estate Assets and Depreciation of Investment in Real Estate

The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, our own analysis of recently acquired and existing comparable properties in our portfolio, and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Company allocates the purchase price of acquired real estate to various components as follows:

- Land – Based on actual purchase price if acquired separately or market research/comparables if acquired with an operating property.
- Furniture, Fixtures and Equipment – Ranges between $8,000 and $13,000 per apartment unit acquired as an estimate of the fair value of the appliances & fixtures inside a unit. The per-unit amount applied depends on the type of apartment building acquired. Depreciation is calculated on the straight-line method over an estimated useful life of five years.
- In-Place Leases – The Company considers the value of acquired in-place leases that meet the definition outlined in SFAS No. 141, paragraph 37. The amortization period is the average remaining term of each respective in-place acquired lease.
- Other Intangible Assets – The Company considers whether it has acquired other intangible assets that meet the definition outlined in SFAS No. 141, paragraph 39, including any customer relationship intangibles. The amortization period is the estimated useful life of the acquired intangible asset.
- Building – Based on the fair value determined on an "as-if vacant" basis. Depreciation is calculated on the straight-line method over an estimated useful life of thirty years.

Replacements inside a unit such as appliances and carpeting are depreciated over a five-year estimated useful life. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred and significant renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years. Initial direct leasing costs are expensed as incurred as such expense approximates the deferral and amortization of initial direct leasing costs over the lease terms. Property sales or dispositions are recorded when title transfers to unrelated third parties, contingencies have been removed and sufficient cash consideration has been received by the Company. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts. Any gain or loss on sale is recognized in accordance with accounting principles generally accepted in the United States.

The Company classifies real estate assets as real estate held for disposition when it is certain a property will be disposed of in accordance with SFAS No. 144 (see further discussion below).

The Company classifies properties under development and/or expansion and properties in the lease up phase (including land) as construction in progress until construction has been completed and all certificates of occupancy permits have been obtained.

Impairment of Long-Lived Assets, Including Goodwill

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 prohibits the amortization of goodwill and requires that goodwill be reviewed for impairment at least annually. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS Nos. 142 and 144 were effective for fiscal years beginning after December 15, 2001. The Company adopted these standards effective January 1, 2002. See Notes 13 and 19 for further discussion.

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for indicators of permanent impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

For long-lived assets to be held and used, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company further analyzes each individual asset for other temporary or permanent indicators of impairment. An impairment loss would be recorded for the difference between the estimated fair value and the carrying amount of the asset if the Company deems this difference to be permanent.

For long-lived assets to be disposed of, an impairment loss is recognized when the estimated fair value of the asset, less the estimated cost to sell, is less than the carrying amount of the asset measured at the time that the Company has determined it will sell the asset. Long-lived assets held for disposition and the related liabilities are separately reported at the lower of their carrying amounts or their estimated fair values, less their costs to sell, and are not depreciated after reclassification to real estate held for disposition.

Cost Capitalization

See the *Real Estate Assets and Depreciation of Investment in Real Estate* section for discussion of the policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes the payroll and associated costs of employees directly responsible for and who spend all of their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

The Company follows the guidance in SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, for all development projects and uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend all of their time on development activities, with capitalization ceasing no later than 90 days following issuance of the certificate of occupancy. These costs are reflected on the balance sheet as construction in progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovation at selected properties when additional incremental employees are hired.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions typically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions' non-performance.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain the Company's lines of credit and long-term financings. These costs are amortized over the terms of the related debt. Unamortized financing costs are written-off when debt is retired before the maturity date. The accumulated amortization of such deferred financing costs was $24.5 million and $18.3 million at December 31, 2006 and 2005, respectively.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, and SFAS No. 133 and its amendments (SFAS Nos. 137/138/149), *Accounting for Derivative Instruments and Hedging Activities*, requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on current instruments with similar terms and maturities or on other factors relevant to the financial instruments.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

On January 1, 2001, the Company adopted SFAS No. 133 and its amendments (SFAS Nos. 137/138/149), which requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instruments qualify as a hedge for accounting purposes and, if so, the nature of the hedging activity. When the terms of an underlying transaction are modified, or when the underlying transaction is terminated or completed, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria of SFAS No. 133 is marked-to-market each period. The Company does not use derivatives for trading or speculative purposes.

The fair value of the Company's mortgage notes payable and unsecured notes were approximately \$3.2 billion and \$4.5 billion, respectively, at December 31, 2006. The fair values of the Company's financial instruments, other than mortgage notes payable, unsecured notes and derivative instruments, including cash and cash equivalents, lines of credit and other financial instruments, approximate their carrying or contract values. See Note 11 for further discussion of derivative instruments.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Leases entered into between a resident and a property, for the rental of an apartment unit, are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

Stock-Based Compensation

The Company adopted SFAS No. 123(R), *Share-Based Payment*, as required effective January 1, 2006. SFAS No. 123(R) requires all companies to expense share-based compensation (such as share options), as well as making other revisions to SFAS No. 123. As the Company began expensing all share-based compensation effective January 1, 2003, the adoption of SFAS No. 123(R) did not have a material effect on its consolidated statements of operations or financial position.

The cost related to share-based employee compensation included in the determination of net income for the years ended December 31, 2006 and 2005 is equal to that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The cost related to share-based employee compensation included in the determination of net income for the year ended December 31, 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards for the year ended December 31, 2004 (amounts in thousands except per share amounts):

	Year Ended December 31, 2004
Net income available to Common Shares – as reported	$ 418,583
Add: Share-based employee compensation expense included in reported net income:	
Performance shares	312
Restricted shares	12,242
Share options	2,982
ESPP discount	1,290
Deduct: Share-based employee compensation expense determined under fair value based method for all awards:	
Performance shares	(312)
Restricted shares	(12,242)
Share options	(5,385)
ESPP discount	(1,290)
Net income available to Common Shares – pro forma	$ 416,180
Earnings per share:	
Basic – as reported	$ 1.50
Basic – pro forma	$ 1.49
Diluted – as reported	$ 1.48
Diluted – pro forma	$ 1.47

The fair value of the option grants as computed under SFAS No. 123 would be recognized over the vesting period of the options. The fair value for the Company's share options was estimated at the time the share options were granted using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005	2004
Expected volatility	19.1%	18.2%	20.0%
Expected life	6 years	6 years	5 years
Expected dividend yield	6.04%	6.37%	6.52%
Risk-free interest rate	4.52%	3.81%	3.03%
Option valuation per share	$4.22	$2.64	$2.26

The valuation method and assumptions are the same as those the Company used in accounting for option expense in its consolidated financial statements. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model is only one method of valuing options and the Company's use of this model should not be interpreted as an endorsement of its accuracy. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options and the actual value of the options may be significantly different.

Income Taxes

Due to the structure of the Company as a REIT and the nature of the operations of its operating properties, no provision for federal income taxes has been made at the EQR level. Historically, the Company has generally only incurred certain state and local income, excise and franchise taxes. The Company has elected Taxable REIT Subsidiary ("TRS") status for certain of its corporate subsidiaries, primarily those entities engaged in condominium conversion and sale activities and as a result, these entities incurred federal and state income taxes.

The Company provided for current income, franchise and excise taxes allocated as follows in the consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004 (amounts in thousands):

	Year Ended December 31,		
	2006	2005	2004
General and administrative (1)	$ 4,263	$ 3,949	$ 2,432
Discontinued operations, net of minority interests (2)	3,630	9,604	917
Provision for income, franchise and excise taxes	$ 7,893	$ 13,553	$ 3,349

(1) Primarily includes state and local income, excise and franchise taxes. In 2006, also includes $2.9 million of federal income taxes related to a forfeited deposit on a terminated sale transaction and included in income from continuing operations. In 2005, also includes $2.0 million of federal income taxes related to the sale of land parcels owned by a TRS and included in income from continuing operations.

(2) Primarily represents federal income taxes incurred on the gains on sales of condominium units owned by a TRS and included in discontinued operations. Also represents state and local income, excise and franchise taxes on operating properties sold and included in discontinued operations.

The Company utilized approximately $43.9 million of net operating losses ("NOL") during the year ended December 31, 2005 and had no NOL carryforwards available as of January 1, 2007 or 2006.

During the years ended December 31, 2006, 2005 and 2004, the Company's tax treatment of dividends and distributions were as follows:

	Year Ended December 31,		
	2006	2005	2004
Tax treatment of dividends and distributions:			
Ordinary dividends	$ 1.276	$ 0.902	$ 1.104
Qualified dividends	0.090	0.070	0.003
Long-term capital gain	0.330	0.669	0.432
Unrecaptured section 1250 gain	0.094	0.099	0.151
Nontaxable distributions	-	-	0.040
Dividends and distributions declared per Common Share outstanding	$ 1.790	$ 1.740	$ 1.730

The aggregate cost of land and depreciable property for federal income tax purposes as of December 31, 2006 and 2005 was approximately $10.2 billion and $9.4 billion, respectively.

Minority Interests

Operating Partnership: Net income is allocated to minority interests based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of units of limited partnership interest ("OP Units") held by the minority interests by the total OP Units held by the minority interests and EQR. Issuance of additional common shares of beneficial interest, $0.01 par value per share (the "Common Shares"), and OP Units changes the ownership interests of both the minority interests and EQR. Such transactions and the proceeds are treated as capital transactions.

Partially Owned Properties: The Company reflects minority interests in partially owned properties on the balance sheet for the portion of properties consolidated by the Company that are not wholly owned by the Company. The earnings or losses from those properties attributable to the minority interests are reflected as minority interests in partially owned properties in the consolidated statements of operations.

Use of Estimates

In preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications considered necessary for a fair presentation have been made to the prior period financial statements in order to conform to the current year presentation. These reclassifications have not changed the results of operations or shareholders' equity.

Other

The Company adopted FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities,* as required, effective March 31, 2004. The adoption required the consolidation of all previously unconsolidated development projects. FIN No. 46 requires the Company to consolidate the assets, liabilities and results of operations of the activities of a variable interest entity, which for the Company includes only its development partnerships, if the Company is entitled to receive a majority of the entity's residual returns and/or is subject to a majority of the risk of loss from such entity's activities. Due to the March 31, 2004 effective date, the Company has only consolidated the results of operations beginning April 1, 2004. The adoption of FIN No. 46 did not have any effect on net income as the aggregate results of operations of these development properties were previously included in income (loss) from investments in unconsolidated entities.

The Company adopted the disclosure provisions of SFAS No. 150 and FSP No. FAS 150-3, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,* effective December 31, 2003. SFAS No. 150 and FSP No. FAS 150-3 require the Company to make certain disclosures regarding noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS No. 150 (e.g., minority interests in consolidated limited-life subsidiaries). The Company is presently the controlling partner in various consolidated partnerships consisting of 25 properties and 4,873 units and various uncompleted development properties having a minority interest book value of $26.8 million at December 31, 2006. Some of these partnerships contain provisions that require the partnerships to be liquidated through the sale of its assets upon reaching a date specified in each respective partnership agreement. The Company, as controlling partner, has an obligation to cause the property owning partnerships to distribute proceeds of liquidation to the Minority Interests in these Partially Owned Properties only to the extent that the net proceeds received by the partnerships from the

sale of its assets warrant a distribution based on the partnership agreements. As of December 31, 2006, the Company estimates the value of Minority Interest distributions would have been approximately $106.7 million ("Settlement Value") had the partnerships been liquidated. This Settlement Value is based on estimated third party consideration realized by the partnerships upon disposition of the Partially Owned Properties and is net of all other assets and liabilities, including yield maintenance on the mortgages encumbering the properties, that would have been due on December 31, 2006 had those mortgages been prepaid. Due to, among other things, the inherent uncertainty in the sale of real estate assets, the amount of any potential distribution to the Minority Interests in the Company's Partially Owned Properties is subject to change. To the extent that the partnerships' underlying assets are worth less than the underlying liabilities, the Company has no obligation to remit any consideration to the Minority Interests in Partially Owned Properties.

The Company adopted EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* (Issue "04-5"), effective January 1, 2006. Issue 04-5 provides guidance in determining whether a general partner controls a limited partnership. The Company consolidated its Lexford syndicated portfolio consisting of 20 separate partnerships (10 properties) containing 1,272 units, all of which were sold October 5, 2006. The adoption did not have a material effect on the results of operations or financial position. See Note 4 for further discussion of the adoption of EITF Issue No. 04-5.

In March 2005, the FASB issued FIN No. 47, *Accounting for Conditional Asset Retirement Obligations*, an interpretation of SFAS No. 143, *Asset Retirement Obligations*. A conditional asset retirement obligation refers to a legal obligation to retire assets where the timing and/or method of settlement are conditioned on future events. FIN No. 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted the provisions of FIN No. 47 for the year ended December 31, 2005. The adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In July 2006, the FASB ratified the consensus in FIN No. 48, *Accounting for Uncertainty in Income Taxes*. FIN No. 48 creates a single model to address uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and, clearly scopes income taxes out of SFAS No. 5, *Accounting for Contingencies*. The Company will adopt FIN No. 48 as required effective January 1, 2007. While still under review, based on analyses completed and knowledge of the Company's tax positions to date, adoption of FIN No. 48 is not expected to have a material effect on the consolidated results of operations or financial position.

3. Shareholders' Equity and Minority Interests

The following tables present the changes in the Company's issued and outstanding Common Shares and OP Units for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Common Shares outstanding at January 1,	289,536,344	285,076,915	277,643,885
Common Shares Issued:			
Conversion of Series E Preferred Shares	104,904	314,485	1,536,501
Conversion of Series H Preferred Shares	9,554	3,182	10,268
Conversion of Series H and I Preference Interests	679,686	-	-
Conversion of OP Units	1,653,988	1,085,446	1,744,463
Exercise of options	2,647,776	2,248,744	3,350,759
Employee Share Purchase Plan	213,427	286,751	275,616
Dividend Reinvestment – DRIP Plan	169	-	-
Restricted share grants, net	603,697	520,821	515,622
Common Shares Other:			
Repurchased and retired	(1,897,912)	-	-
Other	-	-	(199)
Common Shares outstanding at December 31,	**293,551,633**	**289,536,344**	**285,076,915**

	2006	2005	2004
OP Units outstanding at January 1,	20,424,245	20,552,940	21,907,732
OP Units Issued:			
Acquisitions/consolidations	1,144,326	956,751	306,694
Conversion of Series A Junior Preference Units	-	-	82,977
Conversion of OP Units to Common Shares	(1,653,988)	(1,085,446)	(1,744,463)
OP Units Outstanding at December 31,	**19,914,583**	**20,424,245**	**20,552,940**
Total Common Shares and OP Units Outstanding at December 31,	**313,466,216**	**309,960,589**	**305,629,855**
OP Units Ownership Interest in Operating Partnership	6.4%	6.6%	6.7%
OP Units Issued:			
Acquisitions/consolidations – per unit	$43.34	$35.18	$29.63
Acquisitions/consolidations – valuation	$49.6 million	$33.7 million	$9.1 million
Conversion of Series A Junior Preference Units – per unit	-	-	$24.50
Conversion of Series A Junior Preference Units – valuation	-	-	$2.0 million

In February 1998, the Company filed and the SEC declared effective a Form S-3 Registration Statement to register $1.0 billion of equity securities. In addition, the Company carried over $272.4 million related to a prior registration statement. As of February 7, 2007, $956.5 million in equity securities remained available for issuance under this registration statement.

During the year ended December 31, 2006, the Company repurchased 1,897,912 of its Common Shares on the open market at an average price of $43.85 per share. The Company paid approximately $83.2 million for these shares, which were retired subsequent to the repurchase.

The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units are collectively referred to as the "Minority Interests – Operating Partnership". Subject to certain restrictions, the Minority Interests – Operating Partnership may exchange their OP Units for EQR Common Shares on a one-for-one basis.

Net proceeds from the Company's Common Share and Preferred Share (see definition below) offerings are contributed by the Company to the Operating Partnership. In return for those contributions, EQR receives a number of OP Units in the Operating Partnership equal to the number of Common Shares it has issued in the equity offering (or in the case of a preferred equity offering, a number of preference units in the Operating Partnership equal in number and having the same terms as the Preferred Shares issued in the

equity offering). As a result, the net offering proceeds from Common Shares and Preferred Shares are allocated between shareholders' equity and Minority Interests – Operating Partnership to account for the change in their respective percentage ownership of the underlying equity of the Operating Partnership.

The Company's declaration of trust authorizes the Company to issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share (the "Preferred Shares"), with specific rights, preferences and other attributes as the Board of Trustees may determine, which may include preferences, powers and rights that are senior to the rights of holders of the Company's Common Shares.

The following table presents the Company's issued and outstanding Preferred Shares as of December 31, 2006 and 2005:

			Annual	*Amounts in thousands*	
	Redemption Date (1) (2)	*Conversion Rate (2)*	*Dividend per Share (3)*	*December 31, 2006*	*December 31, 2005*
Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized:					
9 1/8% Series C Cumulative Redeemable Preferred; liquidation value $250 per share; 0 and 460,000 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	9/9/06	N/A	(5)	$ -	$ 115,000
8.60% Series D Cumulative Redeemable Preferred; liquidation value $250 per share; 700,000 shares issued and outstanding at December 31, 2006 and December 31, 2005 (4)	7/15/07	N/A	$21.50	175,000	175,000
7.00% Series E Cumulative Convertible Preferred; liquidation value $25 per share; 434,816 and 529,096 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	11/1/98	1.1128	$1.75	10,871	13,228
7.00% Series H Cumulative Convertible Preferred; liquidation value $25 per share; 28,134 and 34,734 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	6/30/98	1.4480	$1.75	703	868
8.29% Series K Cumulative Redeemable Preferred; liquidation value $50 per share; 1,000,000 shares issued and outstanding at December 31, 2006 and December 31, 2005	12/10/26	N/A	$4.145	50,000	50,000
6.48% Series N Cumulative Redeemable Preferred; liquidation value $250 per share; 600,000 shares issued and outstanding at December 31, 2006 and December 31, 2005 (4)	6/19/08	N/A	$16.20	150,000	150,000
				$ 386,574	$ 504,096

(1) On or after the redemption date, redeemable preferred shares (Series D, K and N) may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price equal to the liquidation price per share, plus accrued and unpaid distributions, if any.

(2) On or after the redemption date, convertible preferred shares (Series E & H) may be redeemed under certain circumstances at the option of the Company for cash (in the case of Series E) or Common Shares (in the case of Series H), in whole or in part, at various redemption prices per share based upon the contractual conversion rate, plus accrued and unpaid distributions, if any.

(3) Dividends on all series of Preferred Shares are payable quarterly at various pay dates. Dividend rates listed for Series D and N are Preferred Share rates and the equivalent Depositary Share annual dividends are $2.15 and $1.62 per share, respectively.

(4) Series D and N Preferred Shares each have a corresponding depositary share that consists of ten times the number of shares and one-tenth the liquidation value and dividend per share.

(5) On August 9, 2006, the Company issued an irrevocable notice to redeem for cash on September 11, 2006 all 460,000 shares of its 9 1/8% Series C Preferred Shares. The Company recorded approximately $4.0 million as a premium on redemption of Preferred Shares in the accompanying consolidated statements of operations.

During the year ended December 31, 2005, the Company redeemed for cash all 500,000 shares of its Series B Preferred Shares with a liquidation value of $125.0 million. Additionally, the Company recorded the write-off of approximately $4.3 million in original issuance costs as a premium on redemption of Preferred Shares in the accompanying consolidated statements of operations.

The following table presents the issued and outstanding Preference Interests as of December 31, 2006 and December 31, 2005:

				Amounts in thousands	
	Redemption Date (1)(2)	*Conversion Rate (2)*	*Annual Dividend per Unit (3)*	*December 31, 2006*	*December 31, 2005*
Preference Interests:					
7.875% Series G Cumulative Redeemable Preference Units; liquidation value $50 per unit; 0 and 510,000 units issued and outstanding at December 31, 2006 and December 31, 2005, respectively	03/21/06	N/A	(4)	$ -	$ 25,500
7.625% Series H Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 0 and 190,000 units issued and outstanding at December 31, 2006 and December 31, 2005, respectively	03/23/06	1.5108	(5)	-	9,500
7.625% Series I Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 0 and 270,000 units issued and outstanding at December 31, 2006 and December 31, 2005, respectively	06/22/06	1.4542	(6)	-	13,500
7.625% Series J Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 230,000 units issued and outstanding at December 31, 2006 and December 31, 2005	12/14/06	1.4108	$3.8125	11,500	11,500
				$ 11,500	$ 60,000

(1) On or after the fifth anniversary of the respective issuance (the "Redemption Date"), all of the Preference Interests may be redeemed for cash at the option of the Company, in whole or in part, at any time or from time to time, at a redemption price equal to the liquidation preference of $50.00 per unit plus the cumulative amount of accrued and unpaid distributions, if any.

(2) On or after the tenth anniversary of the respective issuance (the "Conversion Date"), all of the Preference Interests are exchangeable at the option of the holder (in whole but not in part) on a one-for-one basis for a respective reserved series of EQR Preferred Shares. In addition, on or after the Conversion Date, the convertible Preference Interests may be converted under certain circumstances at the option of the holder (in whole but not in part) to Common Shares based upon the contractual conversion rate, plus accrued and unpaid distributions, if any. Prior to the Conversion Date, the convertible Preference Interests may be converted under certain circumstances at the option of the holder (in whole but not in part) to Common Shares based upon the contractual conversion rate, plus accrued and unpaid distributions, if any, if the issuer has called the series for redemption (the "Accelerated Conversion Right").

(3) Dividends on all series of Preference Interests are payable quarterly on March 25th, June 25th, September 25th, and December 25th of each year.

(4) On February 15, 2006, the Company issued an irrevocable notice to redeem for cash on March 21, 2006 all 510,000 units of its 7.875% Series G Preference Interests with a liquidation value of $25.5 million. The company recorded approximately $0.7 million as a premium on redemption of Preference Interests (Minority Interests) in the accompanying consolidated statements of operations.

(5) On February 15, 2006, the Company issued an irrevocable notice to redeem for cash on March 23, 2006 all 190,000 units of its 7.625% Series H Preference Interests with a liquidation value of $9.5 million. This notice triggered the holder's Accelerated Conversion Right, which they exercised. As a result, effective March 23, 2006, the 190,000 units were converted to 287,052 Common Shares.

(6) On May 16, 2006, the Company issued an irrevocable notice to redeem for cash on June 22, 2006 all 270,000 units of its 7.625% Series I Preference Interests with a liquidation value of $13.5 million. This notice triggered the holder's Accelerated Conversion Right, which they exercised. As a result, effective June 22, 2006, the 270,000 units were converted to 392,634 Common Shares.

During the year ended December 31, 2005, the Company redeemed or repurchased for cash all of its Series B through F Preference Interests with a liquidation value of $146.0 million. The Company recorded approximately $4.1 million as premiums on redemption of Preference Interests (Minority Interests) in the accompanying consolidated statements of operations, which included $3.8 million in original issuance costs and $0.3 million in cash redemption charges.

During the year ended December 31, 2004, the Company redeemed for cash all 800,000 units of it 8.00% Series A Preference Interests with a liquidation value of $40.0 million. The Company recorded approximately $1.1 million as premiums on redemption of Preference Interests (Minority Interests) in the accompanying consolidated statements of operations.

The following table presents the Operating Partnership's issued and outstanding Junior Convertible Preference Units (the "Junior Preference Units") as of December 31, 2006 and December 31, 2005:

				Amounts in thousands	
	Redemption Date (2)	*Conversion Rate (2)*	*Annual Dividend per Unit (1)*	*December 31, 2006*	*December 31, 2005*
Junior Preference Units:					
Series B Junior Convertible Preference Units; liquidation value $25 per unit; 7,367 units issued and outstanding at December 31, 2006 and December 31, 2005	07/29/09	1.020408	$2.00	$ 184	$ 184
				$ 184	$ 184

(1) Dividends on the Junior Preference Units are payable quarterly at various pay dates.

(2) On or after the tenth anniversary of the issuance (the "Redemption Date"), the Series B Junior Preference Units may be converted into OP Units at the option of the Operating Partnership based on the contractual conversion rate. Prior to the Redemption Date, the holders may elect to convert the Series B Junior Preference Units to OP Units under certain circumstances based on the contractual conversion rate. The contractual rate is based upon a ratio dependent upon the closing price of EQR's Common Shares.

4. Real Estate

The following table summarizes the carrying amounts for investment in real estate (at cost) as of December 31, 2006 and 2005 *(Amounts in thousands)*:

	2006	2005
Land	$ 3,217,672	$ 2,848,601
Depreciable property:		
Buildings and improvements	12,563,807	12,583,020
Furniture, fixtures and equipment	812,552	753,616
Projects under development:		
Land	125,496	90,261
Construction-in-progress	261,421	150,719
Land held for development:		
Land	214,704	148,234
Construction-in-progress	39,523	15,919
Investment in real estate	17,235,175	16,590,370
Accumulated depreciation	(3,022,480)	(2,888,140)
Investment in real estate, net	$ 14,212,695	$ 13,702,230

During the year ended December 31, 2006, the Company acquired the entire equity interest in 35 properties containing 8,768 units and nine land parcels from unaffiliated parties for a total purchase price of $1.9 billion. The Company also acquired the majority of its partners' interest in eighteen partially owned properties containing 1,643 units for $56.6 million, partially funded through the issuance of 417,039 OP Units valued at $18.6 million.

The Company adopted EITF Issue No. 04-5, as required for existing limited partnership arrangements, effective January 1, 2006. The adoption required the consolidation of the Lexford syndicated portfolio consisting of 20 separate partnerships (10 properties) containing 1,272 units, all of which were sold October 5, 2006. The Company recorded $24.6 million in investment in real estate and also:

- Consolidated $22.5 million in mortgage debt;
- Reduced investments in unconsolidated entities by $2.6 million;
- Consolidated $0.9 million of other liabilities net of other assets acquired; and
- Consolidated $1.4 million of cash.

During the year ended December 31, 2005, the Company acquired the entire equity interest in forty-one properties containing 12,059 units, inclusive of one additional unit at one existing property, and seven land parcels from unaffiliated parties for a total purchase price of $2.7 billion.

During the year ended December 31, 2005, the Company also acquired a majority interest in the remaining equity interests it did not previously own in sixteen Partially Owned Properties, all of which remain partially owned. The acquisitions were funded using $24.2 million in cash and through the issuance of 614,717 OP Units valued at $20.8 million, with $43.0 million recorded as additional building basis and $2.0 million recorded as a reduction of Minority Interests – Partially Owned Properties. The Company also acquired the majority of the remaining third party equity interests it did not previously own in three properties, consisting of 211 units. The properties were previously accounted for under the equity method of accounting and subsequent to each purchase were consolidated. The Company recorded $5.6 million in investment in real estate and also:

- Assumed $2.8 million in mortgage debt;
- Reduced investments in unconsolidated entities by $1.2 million;
- Assumed $1.5 million of other liabilities net of other assets acquired; and
- Paid cash of $0.1 million (net of cash acquired).

During the year ended December 31, 2006, the Company disposed of the following to unaffiliated parties (sales price in thousands):

	Properties	Units	Sales Price
Rental Properties	335	39,608	$2,255,442
Condominium Units	5	1,069	215,972
Land Parcels (two)	-	-	1,569
	340	40,677	$2,472,983

The Company recognized a net gain on sales of discontinued operations of approximately $1.0 billion (amount is net of $3.2 million of income taxes incurred on condominium sales – see additional discussion in Note 2), a net gain on sales of land parcels of approximately $2.8 million and a net gain on sales of unconsolidated entities of $0.4 million on the above sales.

On June 28, 2006, the Company announced that it agreed to sell its Lexford Housing Division for a cash purchase price of $1.086 billion. The sale closed on October 5, 2006. The Lexford Housing Division results are classified as discontinued operations, net of minority interests, in the consolidated statements of operations for all periods presented. The Company recorded a gain on sale of approximately $418.7 million on the sale of the Lexford Housing Division in the fourth quarter of 2006. In conjunction with the Lexford disposition, the Company paid off/extinguished $196.3 million of mortgage notes payable secured by the properties and incurred approximately $9.2 million in prepayment penalties upon extinguishment. The Company also recorded approximately $4.5 million in one-time accrued retention benefits during the third quarter of 2006 related to the Lexford disposition. These costs are included in discontinued operations, net of minority interests, in the consolidated statements of operations. See Note 13 for additional information.

During the year ended December 31, 2005, the Company disposed of the following to unaffiliated parties (sales price in thousands):

	Properties	Units	Sales Price
Rental Properties	50	12,848	$1,351,636
Condominium Units	6	2,241	593,305
Land Parcels (five)	-	-	108,280
	56	15,089	$2,053,221

The Company recognized a net gain on sales of discontinued operations of approximately $697.7 million (amount is net of $8.8 million of income taxes incurred on condominium sales – see additional discussion in Note 2), a net gain on sales of land parcels of approximately $30.2 million and a net gain on the sales of unconsolidated entities of $1.3 million on the above sales.

5. Commitments to Acquire/Dispose of Real Estate

As of February 7, 2007, in addition to the properties that were subsequently acquired as discussed in Note 21, the Company had entered into separate agreements to acquire the following (purchase price in thousands):

	Properties/ Parcels	Units	Purchase Price
Operating Properties	5	1,564	$ 410,850
Land Parcels	4	-	88,552
Total	9	1,564	$ 499,402

As of February 7, 2007, in addition to the properties that were subsequently disposed of as discussed in Note 21, the Company had entered into separate agreements to dispose of the following (sales price in thousands):

	Properties/ Parcels	Units	Sales Price
Operating Properties	13	4,365	$ 319,130
Land Parcels	1	-	4,000
Total	14	4,365	$ 323,130

The closings of these pending transactions are subject to certain contingencies and conditions, therefore, there can be no assurance that these transactions will be consummated or that the final terms will not differ in material respects from those summarized in the preceding paragraphs.

6. Investments in Unconsolidated Entities

The Company has co-invested in various properties with unrelated third parties which are either consolidated or accounted for under the equity method of accounting (unconsolidated). The following table summarizes the Company's investments in partially owned entities as of December 31, 2006 (amounts in thousands except for project and unit amounts):

		Consolidated				Unconsolidated
		Development Projects				
		Held for and/or Under Development	Completed and Stabilized	Other	Total	Institutional Joint Ventures
Total projects	(1)	-	4	21	25	45
Total units	(1)	-	977	3,896	4,873	10,846
Debt – Secured (2):						
EQR Ownership (3)		$ 159,154	$ 61,000	$ 287,022	$ 507,176	$ 121,200
Minority Ownership		-	-	13,321	13,321	363,600
Total (at 100%)		$ 159,154	$ 61,000	$ 300,343	$ 520,497	$ 484,800

(1) Project and unit counts exclude all uncompleted development projects until those projects are completed.
(2) All debt is non-recourse to the Company with the exception of $28.3 million in mortgage bonds on one development project.
(3) Represents the Company's economic ownership interest.

7. Deposits - Restricted

The following table presents the deposits – restricted as of December 31, 2006 and 2005 (amounts in thousands):

	December 31, 2006	December 31, 2005
Tax–deferred (1031) exchange proceeds	$ 299,392	$ 853
Earnest money on pending acquisitions	13,170	15,120
Resident security, utility and other	79,263	61,120
Totals	$ 391,825	$ 77,093

8. Mortgage Notes Payable

As of December 31, 2006, the Company had outstanding mortgage debt of approximately $3.2 billion.

During the year ended December 31, 2006, the Company:

- Repaid $493.0 million of mortgage loans;
- Assumed/consolidated $149.5 million of mortgage debt on certain properties in connection with their acquisition and/or consolidation;
- Obtained $267.0 million of new mortgage loans on certain properties; and
- Was released from $117.9 million of mortgage debt assumed by the purchaser on disposed properties.

As of December 31, 2006, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through September 1, 2045. At December 31, 2006, the interest rate range on the Company's mortgage debt was 3.32% to 12.465%. During the year ended December 31, 2006, the weighted average interest rate on the Company's mortgage debt was 5.82%.

The historical cost, net of accumulated depreciation, of encumbered properties was $4.7 billion and $4.8 billion at December 31, 2006 and 2005, respectively.

Aggregate payments of principal on mortgage notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2007	$ 307,941
2008	420,583
2009	540,679
2010	279,688
2011	529,601
Thereafter	1,099,731
Total	$ 3,178,223

As of December 31, 2005, the Company had outstanding mortgage indebtedness of approximately $3.4 billion.

During the year ended December 31, 2005, the Company:

- Repaid $470.4 million of mortgage loans;
- Assumed/consolidated $446.3 million of mortgage debt on certain properties in connection with their acquisition and/or consolidation;
- Obtained $280.1 million of new mortgage loans on certain properties; and
- Was released from $35.0 million of mortgage debt assumed by the purchaser on disposed properties.

As of December 31, 2005, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through February 1, 2041. At December 31, 2005, the interest rate range on the Company's mortgage debt was 3.35% to 12.465%. During the year ended December 31, 2005, the weighted average interest rate on the Company's mortgage debt was 5.63%.

9. Notes

The following tables summarize the Company's unsecured note balances and certain interest rate and maturity date information as of and for the years ended December 31, 2006 and 2005, respectively:

December 31, 2006 (Amounts are in thousands)	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public/Private Notes (1)	$ 4,158,043	3.85% - 7.625%	5.90%	2007 - 2026
Floating Rate Public Notes (1)	150,000	(1)	6.13%	2009
Fixed Rate Tax-Exempt Bonds	111,390	4.75% - 5.20%	5.06%	2028 - 2029
Totals	$ 4,419,433			

(1) $150.0 million in fair value interest rate swaps converts 50% of the $300.0 million 4.750% notes due June 15, 2009 to a floating interest rate.

December 31, 2005 (Amounts are in thousands)	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public/Private Notes	$ 3,331,394	4.75% - 7.625%	6.13%	2006 - 2026
Fixed Rate Tax-Exempt Bonds	111,390	4.75% - 5.20%	5.06%	2028 - 2029
Totals	$ 3,442,784			

The Company's unsecured public debt contains certain financial and operating covenants including, among other things, maintenance of certain financial ratios. The Company was in compliance with its unsecured public debt covenants for both the years ended December 31, 2006 and 2005.

As of February 7, 2007, an unlimited amount of debt securities remains available for issuance by the Operating Partnership under a registration statement that became automatically effective upon filing with the SEC in June 2006 (under SEC regulations enacted in 2005, the registration statement automatically expires on June 29, 2009 and does not contain a maximum issuance amount).

During the year ended December 31, 2006, the Company:

- Issued $400.0 million of ten and one-half year 5.375% fixed-rate public notes, receiving net proceeds of $395.5 million;
- Issued $650.0 million of twenty year 3.85% fixed rate public notes that are exchangeable into EQR Common Shares, receiving net proceeds of $637.0 million (see further discussion below);
- Repaid $60.0 million of fixed-rate public notes at maturity; and
- Repaid $4.3 million of other unsecured notes.

On August 23, 2006, the Operating Partnership issued $650.0 million of exchangeable senior notes that mature on August 15, 2026. The notes bear interest at a fixed rate of 3.85%. The notes are exchangeable into EQR Common Shares, at the option of the holders, under specific circumstances or on or after August 15, 2025, at an initial exchange rate of 16.3934 shares per $1,000 principal amount of notes (equivalent to an initial exchange price of $61.00 per share). The initial exchange rate is subject to adjustment in certain circumstances, including upon an increase in the Company's dividend rate. Upon an exchange of the notes, the Operating Partnership will settle any amounts up to the principal amount of the notes in cash and the remaining exchange value, if any, will be settled, at the Operating Partnership's option, in cash, EQR

Common Shares or a combination of both.

On or after August 18, 2011, the Operating Partnership may redeem the notes at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest thereon. Upon notice of redemption by the Operating Partnership, the holders may elect to exercise their exchange rights. In addition, on August 18, 2011, August 15, 2016 and August 15, 2021 or following the occurrence of certain change in control transactions prior to August 18, 2011, note holders may require the Operating Partnership to repurchase the notes for an amount equal to the principal amount of the notes plus any accrued and unpaid interest thereon.

Note holders may also require an exchange of the notes should the closing sale price of Common Shares exceed 130% of the exchange price for a certain period of time or should the trading price on the notes be less than 98% of the product of the closing sales price of Common Shares multiplied by the applicable exchange rate for a certain period of time.

During the year ended December 31, 2005, the Company:

- Issued $500.0 million of ten and one-half year 5.125% fixed-rate public notes, receiving net proceeds of $496.2 million;
- Had $300.0 million in fixed rate public notes remarketed as originally contemplated in a remarketing agreement entered into in connection with the original issuance of the notes, with the interest rate changing from 6.63% to 6.584% effective April 14, 2005 (notes still mature on April 13, 2015);
- Repaid $190.0 million of fixed rate public notes at maturity; and
- Repaid $4.3 million of other unsecured notes.

Aggregate payments of principal on unsecured notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2007	$ 153,522
2008	129,251
2009	294,838
2010 (1)	(365)
2011 (2)	942,994
Thereafter	2,899,193
Total	$ 4,419,433

(1) Principal payments on unsecured notes includes amortization of any discounts or premiums related to the notes. Premiums and discounts are amortized over the life of the unsecured notes.
(2) Includes the $650.0 million of 3.85% convertible unsecured debt with a final maturity of 2026.

10. Lines of Credit

The Operating Partnership has an unsecured revolving credit facility with potential borrowings of up to $1.0 billion maturing on May 29, 2008, with the ability to increase available borrowings by an additional $500.0 million under certain circumstances. Advances under the credit facility bear interest at variable rates based upon LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating or based on bids received from the lending group. EQR has guaranteed the Operating Partnership's credit facility up to the maximum amount and for its full term.

On August 30, 2005, the Operating Partnership entered into a one-year $600.0 million revolving credit facility maturing on August 29, 2006. This credit facility was repaid in full and terminated on January 20, 2006.

On July 6, 2006, the Operating Partnership entered into a one-year $500.0 million revolving credit facility maturing on July 6, 2007. This facility was repaid in full and terminated on October 13, 2006. Advances under this facility bore interest at variable rates based on LIBOR at various interest periods plus a spread dependent upon the Operating Partnership's credit rating. EQR guaranteed this credit facility up to the maximum amount and for its full term.

As of December 31, 2006 and 2005, $460.0 million and $769.0 million, respectively, was outstanding and $69.3 million and $50.2 million, respectively, was restricted (dedicated to support letters of credit and not available for borrowing) on the credit facilities. During the years ended December 31, 2006 and 2005, the weighted average interest rates were 5.40% and 3.80%, respectively.

11. Derivative Instruments

The following table summarizes the consolidated derivative instruments at December 31, 2006 (dollar amounts are in thousands):

	Fair Value Hedges (1)	Forward Starting Swaps (2)	Development Cash Flow Hedges (3)
Current Notional Balance	$ 370,000	$ 100,000	$ 40,775
Lowest Possible Notional	$ 370,000	$ 100,000	$ 13,925
Highest Possible Notional	$ 370,000	$ 100,000	$ 46,296
Lowest Interest Rate	3.245%	5.596%	4.530%
Highest Interest Rate	3.787%	5.596%	4.530%
Earliest Maturity Date	2009	2017	2007
Latest Maturity Date	2009	2017	2007
Estimated Asset (Liability) Fair Value	$ (13,130)	$ (3,122)	$ 57

(1) Fair Value Hedges – Converts outstanding fixed rate debt to a floating interest rate.
(2) Forward Starting Swaps – Designed to partially fix the interest rate in advance of a planned future debt issuance.
(3) Development Cash Flow Hedges – Converts outstanding floating rate debt to a fixed interest rate.

On December 31, 2006, the net derivative instruments were reported at their fair value as other assets of approximately $0.1 million and as other liabilities of approximately $16.3 million. As of December 31, 2006, there were approximately $14.6 million in deferred losses, net, included in accumulated other comprehensive loss. Based on the estimated fair values of the net derivative instruments at December 31, 2006, the Company may recognize an estimated $2.4 million of accumulated other comprehensive loss as additional interest expense during the year ending December 31, 2007.

In January 2006, the Company received approximately $10.7 million to terminate six forward starting swaps in conjunction with the issuance of $400.0 million of ten and one-half year unsecured notes. The $10.7 million has been deferred as a component of accumulated other comprehensive loss and will be recognized as a reduction of interest expense over the life of the unsecured notes.

12. Earnings Per Share

The following tables set forth the computation of net income per share – basic and net income per share – diluted (amounts in thousands except per share amounts):

	Year Ended December 31,		
	2006	2005	2004
Numerator for net income per share – basic:			
Income from continuing operations, net of minority interests	$ 100,532	$ 147,323	$ 88,778
Preferred distributions	(37,113)	(49,642)	(53,746)
Premium on redemption of Preferred Shares	(3,965)	(4,359)	-
Income from continuing operations available to Common Shares, net of minority interests	59,454	93,322	35,032
Discontinued operations, net of minority interests	972,312	714,470	383,551
Numerator for net income per share – basic	$ 1,031,766	$ 807,792	$ 418,583
Numerator for net income per share – diluted:			
Income from continuing operations, net of minority interests	$ 100,532	$ 147,323	$ 88,778
Preferred distributions	(37,113)	(49,642)	(53,746)
Premium on redemption of Preferred Shares	(3,965)	(4,359)	-
Effect of dilutive securities:			
Allocation to Minority Interests – Operating Partnership, net	4,201	6,796	2,624
Income from continuing operations available to Common Shares	63,655	100,118	37,656
Discontinued operations	1,040,685	766,188	412,155
Numerator for net income per share – diluted	$ 1,104,340	$ 866,306	$ 449,811
Denominator for net income per share – basic and diluted:			
Denominator for net income per share – basic	290,019	285,760	279,744
Effect of dilutive securities:			
OP Units	20,433	20,819	20,939
Share options/restricted shares	5,127	4,206	3,188
Denominator for net income per share – diluted	315,579	310,785	303,871
Net income per share – basic	$ 3.56	$ 2.83	$ 1.50
Net income per share – diluted	$ 3.50	$ 2.79	$ 1.48
Net income per share – basic:			
Income from continuing operations available to Common Shares, net of minority interests	$ 0.205	$ 0.327	$ 0.125
Discontinued operations, net of minority interests	3.353	2.500	1.371
Net income per share – basic	$ 3.558	$ 2.827	$ 1.496
Net income per share – diluted:			
Income from continuing operations available to Common Shares	$ 0.202	$ 0.322	$ 0.124
Discontinued operations	3.298	2.466	1.356
Net income per share – diluted	$ 3.500	$ 2.788	$ 1.480

Convertible preferred shares/units that could be converted into 1,163,908, 1,772,048 and 3,215,472 weighted average Common Shares for the years ended December 31, 2006, 2005 and 2004, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effects would be anti-dilutive. In addition, the

effect of the Common Shares that could ultimately be issued upon the conversion/exchange of the Operating Partnership's $650.0 million exchangeable senior notes were not included in the computation of diluted earnings per share because the effects would be anti-dilutive.

For additional disclosures regarding the employee share options and restricted shares, see Notes 2 and 14.

13. Discontinued Operations

The Company has presented separately as discontinued operations in all periods the results of operations for all consolidated assets disposed of on or after January 1, 2002 (the date of adoption of SFAS No. 144), all operations related to condominium conversion properties effective upon their respective transfer into a TRS and all properties held for sale.

The components of discontinued operations are outlined below and include the results of operations for the respective periods that the Company owned such assets during each of the years ended December 31, 2006, 2005, and 2004 (amounts in thousands).

	Year Ended December 31,		
	2006	**2005**	**2004**
REVENUES			
Rental income	$ 173,907	$ 365,492	$ 458,431
Fee and asset management	-	908	1,053
Total revenues	173,907	366,400	459,484
EXPENSES (1)			
Property and maintenance	65,871	120,104	148,452
Real estate taxes and insurance	20,028	46,069	53,852
Property management	8,695	10,409	9,706
Depreciation	29,898	89,364	115,910
General and administrative	579	1,142	974
Impairment	351	-	-
Total expenses	125,422	267,088	328,894
Discontinued operating income	48,485	99,312	130,590
Interest and other income	1,507	1,411	376
Interest (2):			
Expense incurred, net	(24,918)	(31,527)	(35,792)
Amortization of deferred financing costs	(832)	(663)	(1,462)
Discontinued operations	24,242	68,533	93,712
Minority Interests – Operating Partnership	(1,593)	(4,626)	(6,504)
Discontinued operations, net of minority interests	22,649	63,907	87,208
Net gain on sales of discontinued operations	1,016,443	697,655	318,443
Minority Interests – Operating Partnership	(66,780)	(47,092)	(22,100)
Gain on sales of discontinued operations, net of minority interests	949,663	650,563	296,343
Discontinued operations, net of minority interests	$ 972,312	$ 714,470	$ 383,551

Note: Discontinued operations includes the Lexford Housing Division.

(1) Includes expenses paid in the current period for properties sold or held for sale in prior periods related to the Company's period of ownership.

(2) Includes only interest expense specific to secured mortgage notes payable for properties sold and/or held for sale.

For the properties sold during 2006 (excluding condominium conversion properties), the investment in real estate, net of accumulated depreciation, and the mortgage notes payable balances at December 31, 2005 were $1.3 billion and $348.4 million, respectively.

The net real estate basis of the Company's condominium conversion properties owned by the TRS and included in discontinued operations (excludes the Company's five halted conversions as they are now held for use), which were included in investment in real estate, net in the consolidated balance sheets, was $95.4 million and $121.3 million at December 31, 2006 and 2005, respectively.

14. Share Incentive Plans

On May 15, 2002, the shareholders of EQR approved the Company's 2002 Share Incentive Plan. The maximum aggregate number of awards that may be granted under this plan may not exceed 7.5% of the Company's outstanding Common Shares calculated on a "fully diluted" basis and determined annually on the first day of each calendar year. As of January 1, 2007, this amount equaled 23,574,211, of which 13,521,150 is available for future issuance. No awards may be granted under the 2002 Share Incentive Plan after February 20, 2012.

Pursuant to the 2002 Share Incentive Plan and the Fifth Amended and Restated 1993 Share Option and Share Award Plan (collectively the "Share Incentive Plans"), officers, trustees and key employees of the Company may be granted share options to acquire Common Shares ("Options") including non-qualified share options ("NQSOs"), incentive share options ("ISOs") and share appreciation rights ("SARs"), or may be granted restricted or non-restricted shares, subject to conditions and restrictions as described in the Share Incentive Plans. Finally, certain executive officers of the Company participate in the Company's performance based restricted share plan. Options, SARs, restricted shares and performance shares are sometimes collectively referred to herein as "Awards".

The Options are generally granted at the fair market value of the Company's Common Shares at the date of grant, vest in three equal installments over a three year period, are exercisable upon vesting and expire ten years from the date of grant. The exercise price for all Options under the Share Incentive Plans is equal to the fair market value of the underlying Common Shares at the time the Option is granted. The Fifth Amended and Restated 1993 Share Option and Share Award Plan will terminate at such time as all outstanding Awards have expired or have been exercised/vested. The Board of Trustees may at any time amend or terminate the Share Incentive Plans, but termination will not affect Awards previously granted. Any Options which had vested prior to such a termination would remain exercisable by the holder.

As to the restricted shares that have been awarded through December 31, 2006, these shares generally vest three years from the award date. During the three-year period of restriction, the Company's unvested restricted shareholders receive quarterly dividend payments on their shares at the same rate and on the same date as any other Common Share holder. In addition, the Company's unvested restricted shareholders have the same voting rights as any other Common Share holder. As a result, dividends paid on unvested restricted shares are included as a component of retained earnings (deficit) and have not been considered in reducing net income available to Common Shares in a manner similar to the Company's preferred share dividends for the earnings per share calculation. If employment is terminated prior to the lapsing of the restriction, the shares are generally canceled.

In addition, each year prior to 2007, selected executive officers of the Company received performance-based awards. Effective January 1, 2007, the Company has elected to discontinue the award of new performance-based award grants. The executive officers have the opportunity to earn in Common

Shares an amount as little as 0% to as much as 225% of the target number of performance-based awards. The owners of performance-based awards have no right to vote, receive dividends or transfer the awards until Common Shares are issued in exchange for the awards. The number of Common Shares the executive officer actually receives on the third anniversary of the grant date will depend on the excess, if any, by which the Company's Average Annual Return (i.e., the average of the Common Share dividends declared during each year as a percentage of the Common Share price as of the first business day of the first performance year and the average percentage increase in funds from operations ("FFO") for each calendar year on a per share basis over the prior year) for the three performance years exceeds the average of the 10-year Treasury Note interest rate as of the first business day in January of each performance year (the "T-Note Rate").

If the Company's Average Annual Return exceeds the T-Note Rate by:	Less than 0.99%	1-1.99%	2%	3%	4%	5%	6%	Greater than 7%
Then the executive officer will receive Common Shares equal to the target number of awards times the following %:	0%	50%	100%	115%	135%	165%	190%	225%

If the Company's Average Annual Return exceeds the T-Note Rate by an amount which falls between any of the percentages in excess of the 2% threshold, the performance-based award will be determined by extrapolation between the two percentages. Fifty percent of the Common Shares to which an executive officer may be entitled under the performance share grants will vest, subject to the executive's continued employment with the Company, on the third anniversary of the award (which will be the date the Common Shares are issued); twenty-five percent will vest on the fourth anniversary and the remaining twenty-five percent will vest on the fifth anniversary. The Common Shares will also fully vest upon the executive's death, retirement at or after age 62, disability or upon a change in control of the Company.

The following tables summarize compensation information regarding the performance shares, restricted shares, share options and ESPP for the three years ended December 31, 2006, 2005 and 2004 (amounts in thousands):

	Year Ended December 31, 2006			
	Compensation Expense	Compensation Capitalized	Compensation Equity	Dividends Incurred
Performance shares	$ 1,795	$ -	$ 1,795	$ -
Restricted shares	13,923	1,021	14,944	2,437
Share options	4,868	330	5,198	-
ESPP discount	1,494	84	1,578	-
Total	$ 22,080	$ 1,435	$ 23,515	$ 2,437

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	Compensation Expense/Equity	Dividends Incurred	Compensation Expense/Equity	Dividends Incurred
Performance shares	$ 7,697	$ -	$ 312	$ -
Restricted shares	20,055	2,743	12,242	2,508
Share options	6,562	-	2,982	-
ESPP discount	1,591	-	1,290	-
Total	$ 35,905	$ 2,743	$ 16,826	$ 2,508

Compensation expense is recognized for all Awards over the vesting period. The total compensation expense related to Awards not yet vested at December 31, 2006 is $23.7 million, which is expected to be recognized over a weighted average term of 1.6 years.

See Note 2 for additional information regarding the Company's share-based compensation.

The table below summarizes the Award activity of the Share Incentive Plans and options assumed in connection with mergers (the "Merger Options") for the three years ended December 31, 2006, 2005 and 2004:

	Common Shares Subject to Options	Weighted Average Exercise Price Per Option	Restricted Shares	Weighted Average Fair Value per Restricted Share
Balance at December 31, 2003	12,085,598	$24.27	1,362,733	$22.75
Awards granted (2002 plan)	2,254,570	$29.33	572,688	$29.28
Awards exercised/vested (1993 plan)	(2,920,057)	$23.75	(457,127)	$20.05
Awards exercised/vested (2002 plan)	(423,866)	$23.55	(7,973)	$28.05
Merger Options exercised	(6,836)	$20.14	-	-
Awards canceled (1993 plan)	(90,436)	$23.44	(33,374)	$25.25
Awards canceled (2002 plan)	(79,751)	$28.02	(23,692)	$28.19
Balance at December 31, 2004	10,819,222	$25.48	1,413,255	$26.06
Awards granted (2002 plan)	2,235,268	$31.91	620,192	$31.89
Awards exercised/vested (1993 plan)	(1,630,321)	$23.44	(373,310)	$24.68
Awards exercised/vested (2002 plan)	(611,943)	$26.31	(190,938)	$29.36
Merger Options exercised	(6,480)	$18.10	-	-
Awards canceled (1993 plan)	(27,677)	$24.53	(12,363)	$23.64
Awards canceled (2002 plan)	(205,326)	$30.32	(87,008)	$29.55
Balance at December 31, 2005	10,572,743	$27.02	1,369,828	$28.42
Awards granted (2002 plan)	1,671,122	$42.32	684,998	$34.76
Awards exercised/vested (1993 plan) (1)	(1,754,288)	$25.24	(151,104)	$23.55
Awards exercised/vested (2002 plan) (1)	(890,326)	$29.24	(519,664)	$21.07
Merger Options exercised (1)	(3,162)	$19.49	-	-
Awards canceled (1993 plan)	(8,866)	$22.46	(275)	$23.55
Awards canceled (2002 plan)	(171,436)	$35.28	(81,026)	$34.74
Balance at December 31, 2006	9,415,787	$29.71	1,302,757	$34.85

(1) The aggregate intrinsic value of options exercised during the year ended December 31, 2006 was $58.0 million.

The following table summarizes information regarding options outstanding at December 31, 2006:

	Options Outstanding (1)			Options Exercisable (2)	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$9.00 to $18.13	92	0.01	$9.55	92	$9.55
$18.14 to $22.67	837,986	2.52	$20.56	837,986	$20.56
$22.68 to $27.20	2,376,911	3.78	$24.63	2,376,911	$24.63
$27.21 to $31.73	2,784,929	5.98	$28.30	2,264,236	$28.06
$31.74 to $36.26	1,817,740	8.05	$31.77	773,233	$31.77
$36.27 to $40.80	329,167	8.96	$39.74	302,967	$39.90
$40.81 to $45.33	1,268,962	9.03	$42.81	76,624	$42.80
$9.00 to $45.33	9,415,787	6.03	$29.71	6,632,049	$27.03

(1) The aggregate intrinsic value of options outstanding as of December 31, 2006 is $198.1 million.

(2) The aggregate intrinsic value and weighted average remaining contractual life in years of options exercisable as of December 31, 2006 is $156.8 million and 5.1 years, respectively.

As of December 31, 2005 and 2004, 6,864,922 Options (with a weighted average exercise price of $25.60) and 6,851,442 Options (with a weighted average exercise price of $24.47) were exercisable, respectively.

15. Employee Plans

The Company established an Employee Share Purchase Plan (the "ESPP") to provide employees and trustees the ability to annually acquire up to $100,000 of Common Shares of the Company. In 2003, the Company's shareholders approved an increase in the aggregate number of Common Shares available under the ESPP to 7,000,000 (from 2,000,000). The Company has 4,270,759 Common Shares available for purchase under the ESPP at December 31, 2006. The Common Shares may be purchased quarterly at a price equal to 85% of the lesser of: (a) the closing price for a share on the last day of such quarter; and (b) the greater of: (i) the closing price for a share on the first day of such quarter, and (ii) the average closing price for a share for all the business days in the quarter. The following table summarizes information regarding the Common Shares issued under the ESPP:

	Year Ended December 31,		
	2006	2005	2004
	(Amounts in thousands except share and per share amounts)		
Shares issued	213,427	286,751	275,616
Issuance price ranges	$35.43 – $43.30	$27.89 – $32.27	$23.35 – $27.39
Issuance proceeds	$7,972	$8,285	$6,853

The Company established a defined contribution plan (the "401(k) Plan") to provide retirement benefits for employees that meet minimum employment criteria. The Company matches dollar for dollar up to the first 3% of eligible compensation that a participant contributes to the 401(k) Plan (2% for 2004).

Participants are vested in the Company's contributions over five years. The Company made contributions in the amount of $3.5 million and $1.7 million for the years ended December 31, 2005 and 2004, respectively, and expects to make contributions in the amount of approximately $3.0 million for the year ended December 31, 2006.

The Company may also elect to make an annual discretionary profit-sharing contribution as a percentage of each individual employee's eligible compensation under the 401(k) Plan. The Company expects to make contributions in the amount of approximately $3.4 million for the year ended December 31, 2006. The Company made contributions of approximately $2.6 million for the year ended December 31, 2005 and did not make a contribution for the year ended December 31, 2004.

The Company established a supplemental executive retirement plan (the "SERP") to provide certain officers and trustees an opportunity to defer a portion of their eligible compensation in order to save for retirement. The SERP is restricted to investments in Company Common Shares, certain marketable securities that have been specifically approved, and cash equivalents. The deferred compensation liability represented in the SERP and the securities issued to fund such deferred compensation liability are consolidated by the Company and carried on the Company's balance sheet, and the Company's Common Shares held in the SERP are accounted for as a reduction to paid in capital.

16. Distribution Reinvestment and Share Purchase Plan

On November 3, 1997, the Company filed with the SEC a Form S-3 Registration Statement to register 14,000,000 Common Shares pursuant to a Distribution Reinvestment and Share Purchase Plan (the "DRIP Plan"). The registration statement was declared effective on November 25, 1997. The Company has 11,571,277 Common Shares available for issuance under the DRIP Plan at December 31, 2006.

The DRIP Plan provides holders of record and beneficial owners of Common Shares and Preferred Shares with a simple and convenient method of investing cash distributions in additional Common Shares (which is referred to herein as the "Dividend Reinvestment – DRIP Plan"). Common Shares may also be purchased on a monthly basis with optional cash payments made by participants in the DRIP Plan and interested new investors, not currently shareholders of the Company, at the market price of the Common Shares less a discount ranging between 0% and 5%, as determined in accordance with the DRIP Plan (which is referred to herein as the "Share Purchase – DRIP Plan"). Common Shares purchased under the DRIP Plan may, at the option of the Company, be directly issued by the Company or purchased by the Company's transfer agent in the open market using participants' funds.

17. Transactions with Related Parties

The Company provided asset and property management services to certain related entities for properties not owned by the Company. Fees received for providing such services were approximately $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company leases its corporate headquarters from an entity controlled by EQR's Chairman of the Board of Trustees. The lease terminates on July 31, 2011. Amounts incurred for such office space for the years ended December 31, 2006, 2005 and 2004, respectively, were approximately $2.8 million, $2.1 million and $1.9 million. The Company believes these amounts equal market rates for such space.

The Company had the following additional non-continuing related party transactions:

- The Company reimbursed its Chief Operating Officer for the actual operating costs (excluding acquisition costs) of operating his personal aircraft for himself and other employees on Company

business in 2005 and 2004. Amounts incurred were approximately $0.4 million and $0.3 million for the years ended December 31, 2005 and 2004, respectively.

- The Company leased space in an office building in Augusta, Georgia indirectly owned by one of EQR's former trustees since May 2003 and directly owned by an entity affiliated with the same EQR trustee from 1998 to 2003 (individual was a trustee through May 2004). Approximately $0.2 million was incurred for such office space for the year ended December 31, 2004

18. Commitments and Contingencies

The Company, as an owner of real estate, is subject to various Federal, state and local environmental laws. Compliance by the Company with existing laws has not had a material adverse effect on the Company. However, the Company cannot predict the impact of new or changed laws or regulations on its current properties or on properties that it may acquire in the future.

The Company is party to a housing discrimination lawsuit brought by a non-profit civil rights organization in April 2006 in the U.S. District Court for the District of Maryland. The suit alleges that the Company designed and built approximately 300 of its properties in violation of the accessibility requirements of the Fair Housing Act and Americans With Disabilities Act. The suit seeks actual and punitive damages, injunctive relief (including modification of non-compliant properties), costs and attorneys' fees. The Company believes it has a number of viable defenses, including that a majority of the named properties were completed before the operative dates of the statutes in question and/or were not designed or built by the Company. Accordingly, the Company is defending the suit vigorously. Due to the pendency of the Company's defenses and the uncertainty of many other critical factual and legal issues, it is not possible to determine or predict the outcome of the suit and as a result, no amounts have been accrued at December 31, 2006. While no assurances can be given, the Company does not believe that the suit, if adversely determined, would have a material adverse effect on the Company.

The Company does not believe there is any other litigation pending or threatened against it that, individually or in the aggregate, reasonably may be expected to have a material adverse effect on the Company.

During the years ended December 31, 2005 and 2004, the Company established a reserve and recorded a corresponding expense, net of insurance receivables, for estimated uninsured property damage at certain of its properties caused by various hurricanes in each respective year. During the year ended December 31, 2006, the Company received $12.1 million in insurance proceeds and recorded an additional $6.2 million of receivables in anticipation of proceeds expected. As of December 31, 2006, a receivable of $5.1 million and a liability of $3.2 million are included in other assets and rents received in advance and other liabilities, respectively, on the consolidated balance sheets.

As of December 31, 2006, the Company has eleven projects totaling 3,448 units in various stages of development with estimated completion dates ranging through June 30, 2009. The primary development agreements currently in place have the following key terms:

- The first development partner has the right, at any time following completion of a project, to stipulate a value for such project and offer to sell its interest in the project to the Company based on such value. If the Company chooses not to purchase the interest, the Company must agree to a sale of the project to an unrelated third party at such value. The Company's partner must exercise this right as to all projects subject to the agreement within five years after the receipt of the final certificate of occupancy on the last developed property.

- The second development partner has the right, at any time following completion of a project, to require the Company to purchase the partner's interest in that project at a mutually agreeable price. If

the Company and the partner are unable to agree on a price, both parties will obtain appraisals. If the appraised values vary by more than 10%, both the Company and its partner will agree on a third appraiser to determine which original appraisal is closest to its determination of value. The Company may elect at that time not to purchase the property and instead, authorize its partner to sell the project at or above the agreed-upon value to an unrelated third party. Five years following the receipt of the final certificate of occupancy on the last developed property, the Company must purchase, at the agreed-upon price, any projects remaining unsold.

- The third development partner has the exclusive right for six months following stabilization, as defined, to market a subject project for sale. Thereafter, either the Company or its development partner may market a subject project for sale. If the Company's development partner proposes the sale, the Company may elect to purchase the project at the price proposed by its partner or defer the sale until two independent appraisers appraise the project. If the two appraised values vary by more than 5%, a third appraiser will be chosen to determine the fair market value of the property. Once a value has been determined, the Company may elect to purchase the property or authorize its development partner to sell the project at the agreed-upon value.

In addition, the Company has various deal-specific development agreements with partners, the overall terms of which are similar in nature to those described above.

The Company's guaranty of a credit enhancement agreement with respect to certain tax-exempt bonds issued to finance certain public improvements at a multifamily development project was terminated effective May 2, 2005 as the tax-exempt bonds were redeemed in full and the associated letter of credit was cancelled.

During the years ended December 31, 2006, 2005 and 2004, total operating lease payments incurred for office space, including a portion of real estate taxes, insurance, repairs and utilities, aggregated $6.7 million, $6.1 million and $5.8 million, respectively.

The Company has entered into a retirement benefits agreement with its Chairman of the Board of Trustees and deferred compensation agreements with its chief operating officer and two former chief executive officers. During the years ended December 31, 2006, 2005 and 2004, the Company recognized compensation expense of $1.1 million, $2.2 million and $39,000, respectively, related to these agreements.

The following table summarizes the Company's contractual obligations for minimum rent payments under operating leases and deferred compensation for the next five years and thereafter as of December 31, 2006:

	Payments Due by Year (in thousands)						
	2007	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**
Operating Leases:							
Minimum Rent Payments (a)	$ 5,443	$ 5,302	$ 4,709	$ 4,119	$ 2,416	$ 2,963	$ 24,952
Other Long-Term Liabilities:							
Deferred Compensation (b)	813	813	1,450	1,450	2,049	14,736	21,311

(d) Minimum basic rent due for various office space the Company leases and fixed base rent due on a ground lease for one property.
(e) Estimated payments to the Company's Chairman, two former CEO's and its chief operating officer based on planned retirement dates.

19. Asset Impairment

The Company recorded approximately $30.0 million of asset impairment charges related to its write-down of the entire carrying value of the goodwill on its corporate housing business during the year ended December 31, 2006. Following the guidance in SFAS No. 142, this charge was the result of the continued poor operating performance of the corporate housing business and management's expectations

for future performance. This charge is reflected on the consolidated statements of operations as impairment.

The Company also took an impairment charge of $2.0 million related to the write-off of various deferred sales costs following the decision to halt the condominium conversion and sale process at five assets. The remaining $2.0 million of impairment losses in 2006 along with the $0.6 million and $1.5 million of losses in 2005 and 2004, respectively, represent the write-off of various pursuit and out-of-pocket costs for terminated acquisition, disposition and development transactions.

20. Reportable Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by senior management. Senior management decides how resources are allocated and assesses performance on a monthly basis.

The Company's primary business is owning, managing, and operating multifamily residential properties, which includes the generation of rental and other related income through the leasing of apartment units to residents. Senior management evaluates the performance of each of our apartment communities individually and geographically, and both on a same store and non-same store basis; however, each of our apartment communities generally has similar economic characteristics, residents, products and services. The Company's operating segments have been aggregated by geography in a manner identical to that which is provided to its chief operating decision maker.

The Company's fee and asset management, development (including FIN No. 46 partially owned properties), condominium conversion and corporate housing (Equity Corporate Housing or "ECH") activities are immaterial and do not individually meet the threshold requirements of a reportable segment as provided for in SFAS No. 131 and as such, have been aggregated in the tables presented below.

All revenues are from external customers and there is no customer who contributed 10% or more of the Company's total revenues during the three years ended December 31, 2006, 2005, or 2004.

The primary financial measure for the Company's rental real estate properties is net operating income ("NOI"), which represents rental income less: 1) property and maintenance expense; 2) real estate taxes and insurance expense; and 3) property management expense (all as reflected in the accompanying statements of operations). The Company believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment communities. Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance. The following table presents NOI for each segment from our rental real estate specific to continuing operations as well as total assets for the years ended December 31, 2006, and 2005, respectively (amounts in thousands):

	Year Ended December 31, 2006				
	Northeast	**South**	**West**	**Other (3)**	**Total**
Rental income:					
Same store (1)	$ 424,292	$ 611,636	$ 576,601	$ -	$ 1,612,529
Non-same store/other (2) (3)	126,535	79,383	76,524	86,364	368,806
Total rental income	550,827	691,019	653,125	86,364	1,981,335
Operating expenses:					
Same store (1)	164,050	259,789	204,371	-	628,210
Non-same store/other (2) (3)	49,781	32,528	28,869	83,765	194,943
Total operating expenses	213,831	292,317	233,240	83,765	823,153
NOI:					
Same store (1)	260,242	351,847	372,230	-	984,319
Non-same store/other (2) (3)	76,754	46,855	47,655	2,599	173,863
Total NOI	$ 336,996	$ 398,702	$ 419,885	$ 2,599	$ 1,158,182
Total assets	$ 4,465,461	$ 4,316,252	$ 4,507,019	$ 1,773,487	$ 15,062,219

(1) Same store includes properties owned for all of both 2006 and 2005 which represented 128,133 units.
(2) Non-same store includes properties acquired after January 1, 2005.
(3) Other includes ECH, development, condominium conversion overhead of $5.9 million and other corporate operations. Also reflects $15.8 million elimination of rental income recorded in Northeast, South and West operating segments related to ECH.

	Year Ended December 31, 2005				
	Northeast	**South**	**West**	**Other (3)**	**Total**
Rental income:					
Same store (1)	$ 405,983	$ 571,485	$ 546,390	$ -	$ 1,523,858
Non-same store/other (2) (3)	32,478	21,006	22,677	72,399	148,560
Total rental income	438,461	592,491	569,067	72,399	1,672,418
Operating expenses:					
Same store (1)	157,065	250,989	196,264	-	604,318
Non-same store/other (2) (3)	13,737	7,784	8,868	95,320	125,709
Total operating expenses	170,802	258,773	205,132	95,320	730,027
NOI:					
Same store (1)	248,918	320,496	350,126	-	919,540
Non-same store/other (2) (3)	18,741	13,222	13,809	(22,921)	22,851
Total NOI	$ 267,659	$ 333,718	$ 363,935	$ (22,921)	$ 942,391
Total assets	$ 4,056,535	$ 3,829,466	$ 3,977,377	$ 2,245,373	$ 14,108,751

(1) Same store includes properties owned for all of both 2006 and 2005 which represented 128,133 units.
(2) Non-same store includes properties acquired after January 1, 2005.
(3) Other includes ECH, development, condominium conversion overhead of $3.1 million and other corporate operations. Also reflects $13.4 million elimination of rental income recorded in Northeast, South and West operating segments related to ECH and $11.1 million of hurricane insurance losses.

Note: Markets included in the above geographic segments are as follows:

(a) Northeast – New England (excl Boston), Boston, New York Metro, DC Northern Virginia, Suburban Maryland, Chicago, Milwaukee and Minneapolis/St. Paul.

(b) South – Charlotte, Raleigh/Durham, Atlanta, Jacksonville, Orlando, Tampa/Ft. Myers, South Florida, Nashville, Tulsa, Austin, Houston, Dallas/Ft. Worth, Albuquerque and Phoenix.

(c) West – Seattle/Tacoma, Portland, Central Valley, San Francisco Bay Area, Inland Empire, Los Angeles, Orange County, San Diego and Denver.

The following table presents a reconciliation of NOI from our rental real estate specific to continuing operations for the years ended December 31, 2006, 2005 and 2004, respectively:

	Year Ended December 31,		
	2006	2005	2004
	(Amounts in thousands)		
Rental income	$ 1,981,335	$ 1,672,418	$ 1,483,184
Property and maintenance expense	(527,154)	(451,245)	(392,295)
Real estate taxes and insurance expense	(199,582)	(191,679)	(175,605)
Property management expense	(96,417)	(87,103)	(76,898)
Total operating expenses	(823,153)	(730,027)	(644,798)
Net operating income	$ 1,158,182	$ 942,391	$ 838,386

21. Subsequent Events/Other

Subsequent to December 31, 2006 and through February 7, 2007, the Company:

- Acquired $536.5 million of apartment properties consisting of nine properties and 2,905 units;
- Sold one residential property consisting of 280 units for $14.4 million (excluding condominium units); and
- Repaid $115.3 million of mortgage loans.

During the years ended December 31, 2006 and 2005, the Company received proceeds from technology and other investments of $4.0 million and $82.1 million, respectively, from the following:

- $25.0 million in full redemption of 1,000,000 shares of Wellsford 8.25% Convertible Trust Preferred Securities during 2005;
- $3.7 million and $57.1 million for its ownership interest in Rent.com in connection with the acquisition of Rent.com by eBay, Inc in 2006 and 2005, respectively. Both amounts were recorded as interest and other income in the accompanying consolidated statements of operations; and
- $0.3 million as a partial distribution for its ownership interest in Constellation Real Technologies, LLC in 2006. The amount was recorded as interest and other income.

During 2006, the Company recognized $14.7 million of forfeited deposits for various terminated transactions, included in interest and other income.

During the fourth quarter of 2006, the Company established a reserve of $6.2 million related to potential liabilities associated with certain asset sales. While no assurances can be given, the Company does not believe that the potential issue, if adversely determined or settled, will have a material adverse effect on the Company.

On March 28, 2005, the Company and Bruce W. Duncan, the Company's former Chief Executive Officer ("CEO"), entered into an Amended and Restated Employment Agreement (as further amended effective June 30, 2005, the "Amendment") to reflect changes required in view of Mr. Duncan's retirement as CEO and trustee effective December 31, 2005. The Amendment also amended Mr.

Duncan's Deferred Compensation Agreement entered into in January 2003. The Company recorded approximately $11.2 million of additional general and administrative expense during the year ended December 31, 2005, primarily related to accelerated vesting of share options and restricted/performance shares.

Effective February 28, 2005, the Company and Edward Geraghty, the President of the Company's Eastern Division, entered into a Separation Agreement and General Release reflecting Mr. Geraghty's resignation effective February 28, 2005. The Company recorded approximately $3.3 million of severance as additional general and administrative expense during the quarter ended March 31, 2005.

22. Quarterly Financial Data (Unaudited)

The following unaudited quarterly data has been prepared on the basis of a December 31 year-end. All amounts have also been restated in accordance with the discontinued operations provisions of SFAS No 144 and reflect dispositions and/or properties held for sale through December 31, 2006. Amounts are in thousands, except for per share amounts.

2006	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues (1)	$ 517,880	$ 511,464	$ 490,614	$ 470,478
Operating income (1)	104,731	139,726	140,463	128,223
Income from continuing operations, net of minority interests (1)	11,961	35,440	34,016	19,115
Discontinued operations, net of minority interests (1)	453,100	34,371	126,141	358,700
Net income *	465,061	69,811	160,157	377,815
Net income available to Common Shares	457,606	56,356	150,084	367,720
Earnings per share – basic:				
Net income available to Common Shares	$ 1.57	$ 0.19	$ 0.52	$ 1.27
Weighted average Common Shares outstanding	291,669	290,036	289,460	288,880
Earnings per share – diluted:				
Net income available to Common Shares	$ 1.54	$ 0.19	$ 0.51	$ 1.25
Weighted average Common Shares outstanding	317,076	315,886	314,698	314,049

(1) The amounts presented for the first three quarters of 2006 are not equal to the same amounts previously reported in the respective Form 10-Q's filed with the SEC for each period as a result of changes in discontinued operations due to additional property sales which occurred throughout 2006. Below is a reconciliation to the amounts previously reported in the respective Form 10-Q's:

2006	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues previously reported in Form 10-Q	$ 513,865	$ 491,939	$ 520,979
Total revenues subsequently reclassified to discontinued operations	(2,401)	(1,325)	(50,501)
Total revenues disclosed in Form 10-K	$ 511,464	$ 490,614	$ 470,478
Operating income previously reported in Form 10-Q	$ 140,784	$ 140,321	$ 142,019
Operating income subsequently reclassified to discontinued operations	(1,058)	142	(13,796)
Operating income disclosed in Form 10-K	$ 139,726	$ 140,463	$ 128,223
Income from continuing operations, net of minority interests previously reported in Form 10-Q	$ 36,426	$ 33,883	$ 26,869
Income from continuing operations, net of minority interests subsequently reclassified to discontinued operations	(986)	133	(7,754)
Income from continuing operations, net of minority interests disclosed in Form 10-K	$ 35,440	$ 34,016	$ 19,115
Discontinued operations, net of minority interests previously reported in Form 10-Q	$ 33,385	$ 126,274	$ 350,946
Discontinued operations, net of minority interests from properties sold subsequent to the respective reporting period	986	(133)	7,754
Discontinued operations, net of minority interests disclosed in Form 10-K	$ 34,371	$ 126,141	$ 358,700

2005	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues (2)	$ 449,541	$ 426,771	$ 411,278	$ 395,068
Operating income (2)	106,461	108,196	115,151	103,656
Income from continuing operations, net of minority interests (2)	30,554	14,343	23,678	78,748
Discontinued operations, net of minority interests (2)	195,332	253,181	117,666	148,291
Net income *	225,886	267,524	141,344	227,039
Net income available to Common Shares	215,205	250,247	128,326	214,014
Earnings per share – basic:				
Net income available to Common Shares	$ 0.75	$ 0.87	$ 0.45	$ 0.75
Weighted average Common Shares outstanding	287,033	286,182	285,283	284,511
Earnings per share – diluted:				
Net income available to Common Shares	$ 0.74	$ 0.87	$ 0.44	$ 0.74
Weighted average Common Shares outstanding	312,048	286,182	309,979	308,576

(2) The amounts presented for the four quarters of 2005 are not equal to the same amounts previously reported in the Form 8-K filed with the SEC on August 15, 2006 for each period as a result of changes in discontinued operations due to additional property sales which occurred throughout 2006. Below is a reconciliation to the amounts previously reported:

2005	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
ɔtal revenues previously reported in August 2006 Form 8-K	$ 452,858	$ 430,758	$ 415,230	$ 399,054
ɔtal revenues subsequently reclassified to discontinued operations	(3,317)	(3,987)	(3,952)	(3,986)
ɔtal revenues disclosed in Form 10-K	$ 449,541	$ 426,771	$ 411,278	$ 395,068
perating income previously reported in August 2006 Form 8-K	$ 107,051	$ 109,077	$ 116,263	$ 104,818
perating income subsequently reclassified to discontinued operations	(590)	(881)	(1,112)	(1,162)
perating income disclosed in Form 10-K	$ 106,461	$ 108,196	$ 115,151	$ 103,656
come from continuing operations, net of minority interests previously reported in August 2006 Form 8-K	$ 30,777	$ 14,833	$ 24,379	$ 79,502
come from continuing operations, net of minority interests subsequently reclassified to discontinued operations	(223)	(490)	(701)	(754)
come from continuing operations, net of minority interests disclosed in Form 10-K	$ 30,554	$ 14,343	$ 23,678	$ 78,748
scontinued operations, net of minority interests previously reported in August 2006 Form 8-K	$ 195,109	$ 252,691	$ 116,965	$ 147,537
scontinued operations, net of minority interests from properties sold subsequent to the respective reporting period	223	490	701	754
scontinued operations, net of minority interests disclosed in Form 10-K	$ 195,332	$ 253,181	$ 117,666	$ 148,291

* The Company did not have any extraordinary items or cumulative effect of change in accounting principle during the years ended December 31, 2006 and 2005. Therefore, income before extraordinary items and cumulative effect of change in accounting principle is not shown as it was equal to the net income amounts disclosed above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
Equity Residential

We have audited the accompanying consolidated balance sheets of Equity Residential (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Residential at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Equity Residential's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Trustees and Shareholders
Equity Residential

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Equity Residential (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Equity Residential maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO Criteria. Also, in our opinion, Equity Residential maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO Criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Equity Residential as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 21, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 21, 2007

Corporate Data

Total Shareholder Returns

Performance Graph 2002-2006

The following graph compares our shareholder return (assuming reinvestment of dividends) since December 31, 2001 with the S&P 500 Index and the index of equity REITs prepared by NAREIT. The graph assumes an investment of $100 in Equity Residential and the two indexes on December 31, 2001. The NAREIT equity index includes all tax-qualified equity REITs listed on the NYSE, the American Stock Exchange and the Nasdaq Stock Market.



$300
250
200
150
100
50
0
NAREIT
EQR
S&P 500
DEC 2001
DEC 2002
DEC 2003
DEC 2004
DEC 2005
DEC 2006

	DEC 2001	DEC 2002	DEC 2003	DEC 2004	DEC 2005	DEC 2006
NAREIT	$100	$104	$142	$187	$210	$284
EQR	100	91	117	151	172	229
S&P 500	100	78	100	111	117	135

Corporate Office

Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 312.474.1300
www.equityresidential.com

Our Guidelines on Governance, Code of Ethics and Business Conduct and Committee Charters are available in the Investor Information section of our website at www.equityresidential.com.

Executive Officers

David J. Neithercut
President, Chief Executive Officer

Gerald A. Spector
Executive Vice President,
Chief Operating Officer

Donna Brandin
Executive Vice President,
Chief Financial Officer

Alan W. George
Executive Vice President,
Chief Investment Officer

John Powers
Executive Vice President–Human Resources

David S. Santee
Executive Vice President–Operations

Gregory H. Smith
Executive Vice President–Portfolio Management

Bruce C. Strohm
Executive Vice President and
General Counsel

Mark N. Tennison
Executive Vice President–Development

Frederick C. Tuomi
Executive Vice President,
President–Property Management

Auditors

Ernst & Young LLP
Chicago, Illinois

Transfer Agent

To keep securities information up-to-date and to ensure that holders of Equity Residential securities receive financial information as soon as possible after mailing, please advise the transfer agent of *your new address* or change of name. Write to them directly at the following address:

Computershare Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Or call, 1.800.733.5001
www.computershare.com/equiserve

Shareholders

There were approximately 4,000 record holders of Equity Residential common shares on January 31, 2007. The number of outstanding common shares as of January 31, 2007 was 294,015,767.

Form 10-K Availability

Requests for Equity Residential's Form 10-K filed with the Securities and Exchange Commission (SEC) and any other inquiries from individuals and institutional investors should be directed to:

Martin J. McKenna
Assistant Vice President–Investor and Public Relations
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 1.888.879.6356
Email: InvestorRelations@eqrworld.com

The SEC also maintains a website that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The website address is: *www.sec.gov.*

Equity Residential has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2006 filed with the SEC certificates of Equity Residential's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure. Equity Residential's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) a certificate certifying that he is not aware of any violations by Equity Residential of the NYSE corporate governance listing standards.

Common Share Market Prices and Dividends

Equity Residential's common shares are listed on the *New York Stock Exchange* (NYSE), ticker symbol EQR. The high, low and closing sales prices on the NYSE and the distributions paid for the past two years were as follows:

2006	High	Low	Close	Dividend Paid
Fourth Quarter	$61.50	$49.42	$50.75	$0.4625
Third Quarter	$51.35	$44.04	$50.58	$0.4425
Second Quarter	$47.47	$41.45	$44.73	$0.4425
First Quarter	$47.74	$38.84	$46.79	$0.4425

2005	High	Low	Close	Dividend Paid
Fourth Quarter	$42.17	$35.52	$39.12	$0.4425
Third Quarter	$40.74	$36.35	$37.85	$0.4325
Second Quarter	$37.57	$31.50	$36.82	$0.4325
First Quarter	$36.37	$30.70	$32.21	$0.4325

Dividend Reinvestment and Share Purchase Plan

Equity Residential offers a Dividend Reinvestment and Share Purchase Plan. For an information packet, including the plan prospectus and enrollment form, please call the Plan Administrator, Computershare, at 1.800.337.5666.



EQUITY RESIDENTIAL

Two North Riverside Plaza
Chicago, Illinois 60606

312.474.1300

www.equityresidential.com

END